Exhibit 99.2
SETTLEMENT AGREEMENT
Made as of the 5th day of September, 2008
Between
Andrew Stastny
Ronald Martin
André Vézina
and
Southwestern Resources Corp.
John G. Paterson
Margaret Joan Paterson

TABLE OF CONTENTS

RECITALS		1

SECTION 1 — INTERPRETATION		1
1.1	DEFINITIONS	1

SECTION 2 — MOTIONS AND CONDITION PRECEDENT		8

SECTION 3 — NON-REFUNDABLE EXPENSES		9
3.1	PAYMENTS	9
3.2	PAYMENT OF NON-REFUNDABLE EXPENSE FUND FOLLOWING TERMINATION	10
3.3	DISPUTES CONCERNING NON-REFUNDABLE EXPENSES	10

SECTION 4 — THE SETTLEMENT AMOUNT		10
4.1	PAYMENT OF ESCROW SETTLEMENT AMOUNT	10
4.2	INTERIM INVESTMENT OF ESCROW ACCOUNT	12
4.3	TAXES ON INTEREST	12

SECTION 5 — NO REVERSION		12

SECTION 6 — DISTRIBUTION OF THE SETTLEMENT AMOUNT		13

SECTION 7 — EFFECT OF SETTLEMENT		13
7.1	NO ADMISSION OF LIABILITY	13
7.2	AGREEMENT NOT EVIDENCE	14
7.3	BEST EFFORTS	14

SECTION 8 — CERTIFICATION AND SETTLEMENT APPROVAL		14
8.1	CERTIFICATION AND SETTLEMENT APPROVAL	14
8.2	CERTIFICATION WITHOUT PREJUDICE	15

SECTION 9 — NOTICE TO THE CLASS		15
9.1	FIRST NOTICE	15
9.2	SECOND NOTICE	15
9.3	NOTICE OF TERMINATION	15
9.4	REPORT TO THE COURT	16

SECTION 10 — OPTING OUT		16
10.1	THE DEFENDANTS ARE UNAWARE OF ANY POTENTIAL OPT-OUTS	16
10.2	OPT-OUT PROCEDURE	16
10.3	NOTIFICATION OF NUMBER OF OPT-OUTS	17

SECTION 11 — TERMINATION OF SETTLEMENT AGREEMENT		17
11.1	EFFECT OF EXCEEDING THE OPT-OUT THRESHOLD, CONDITIONS PRECEDENT AND RIGHT TO TERMINATE	17
11.2	EFFECT OF TERMINATION GENERALLY	18
11.3	ALLOCATION OF MONIES IN THE ESCROW ACCOUNT FOLLOWING TERMINATION	18
11.4	DISPUTES RELATING TO TERMINATION	19

SECTION 12 — DETERMINATION THAT THE SETTLEMENT IS FINAL AND BINDING		19

SECTION 13 — RELEASES AND DISMISSALS		20
13.1	RELEASE OF RELEASEES	20
13.2	NO FURTHER CLAIMS	20
13.3	SETTLEMENT DOES NOT AFFECT RIGHTS AS AMONG DEFENDANTS OR WITH RESPECT TO CERTAIN CLASS MEMBERS	20

13.4	DISMISSAL OF THE ACTIONS	20
13.5	THE GLOBAL GOLD ACTIONS	21

SECTION 14 — ADMINISTRATION AND IMPLEMENTATION		22
14.1	APPOINTMENT OF THE ADMINISTRATOR	22
14.2	APPOINTMENT OF THE REFEREE	22
14.3	INFORMATION AND ASSISTANCE FROM THE DEFENDANTS	22
14.4	CLAIMS SUBMISSION PROCESS	23
14.5	DISPUTES CONCERNING THE DECISIONS OF THE CLAIMS ADMINISTRATOR	23
14.6	CONCLUSION OF ADMINISTRATION	23

SECTION 15 — THE PLAN		24

SECTION 16 — THE FEE AGREEMENT AND CLASS COUNSEL FEES		24
16.1	MOTION FOR APPROVAL OF CLASS COUNSEL FEES	24
16.2	PAYMENT OF CLASS COUNSEL FEES	25

SECTION 17 — MISCELLANEOUS		25
17.1	MOTIONS FOR DIRECTIONS	25
17.2	DEFENDANTS HAVE NO RESPONSIBILITY OR LIABILITY FOR ADMINISTRATION	26
17.3	HEADINGS, ETC.	26
17.4	GOVERNING LAW	26
17.5	ENTIRE AGREEMENT	27
17.6	BINDING EFFECT	27
17.7	SURVIVAL	27
17.8	NEGOTIATED AGREEMENT	27
17.9	RECITALS	28
17.10	SCHEDULES	28
17.11	ACKNOWLEDGEMENTS	28
17.12	AUTHORIZED SIGNATURES	28
17.13	COUNTERPARTS	28
17.14	CONFIDENTIALITY AND COMMUNICATIONS	28
17.15	NOTICE	29

SETTLEMENT AGREEMENT
RECITALS
A. The Parties intend to and hereby do finally resolve the Actions, subject to the approval of the Courts, without prejudice or admission of liability.
B. The Plaintiffs assert that they are suitable representatives for the Class and will seek to be appointed as the representative plaintiffs.
FOR VALUE RECEIVED, the Parties agree as follows:
SECTION 1 — INTERPRETATION
1.1 Definitions
     In this Settlement Agreement, including the recitals and schedules hereto:
(1) Actions means the BC Action, the Ontario Action and the Québec Action.
(2) Administration Expenses means all fees, disbursements, expenses, costs, taxes and any other amounts incurred or payable relating to approval, implementation and administration of the Settlement including the costs of publishing and delivering notices, the fees, disbursements and taxes paid to the Administrator, Referee, and any other expenses approved by the Courts which shall all be paid from the Settlement Amount. For greater certainty, Administration Expenses include the Non-Refundable Expenses for the purposes of the Settlement Agreement.
(3) Administrator means the third-party firm selected at arm’s length by Class Counsel and appointed by the Courts to administer the Settlement Agreement, and any employees of such firm.
(4) Affiliated Defendants means: (i) Joan; and (ii) an affiliate of any of the Defendants under the definition of “affiliated body corporate” under subsection 1(4) of the Ontario Business Corporations Act, R.S.O. 1990, c. B-16, as at the date of the Settlement Agreement and includes Sugna Limited and Glengarry but excludes Global Gold.
(5) Approval Orders means collectively or individually, as the case may be, the order(s) or judgment(s) issued by the Ontario Court, the BC Court and the Québec Court as a result of the Second Motion.

(6) Authorized Claimant means any Class Member who has submitted a completed Claim Form which, pursuant to the terms of the Settlement Agreement, has been approved for compensation by the Administrator.
(7) BC Action means the action titled Martin v. Southwestern Resources Corp. and John Paterson commenced in the BC Court under Court File No. S075049.
(8) BC Class and BC Class Members means the class, to be certified by the BC Court for the purpose of implementing the Settlement, consisting of all Class Members resident in British Columbia and specifically excluding the Excluded Persons, Ontario Class Members and Québec Class Members.
(9) BCCPA means the Class Proceedings Act, R.S.B.C. 1996, c. 50, as amended.
(10) BC Approval Hearing means the hearing of the Second Motion by the BC Court.
(11) BC Court means the Supreme Court of British Columbia.
(12) Claim Form means the form which will be approved by the Courts and, which, when completed and submitted in a timely manner to the Administrator, enables a Class Member to apply for compensation pursuant to the Settlement.
(13) Claims Bar Deadline means the date by which each Class Member must file a Claim Form and all required supporting documentation with the Administrator which shall be the date falling ninety days (90) days after the date on which the Second Notice is published.
(14) Class or Class Members means all persons, other than Excluded Persons, who acquired securities of SWR during the Class Period, provided that if the person acquired SWR securities in the period from December 3, 2002 to June 19, 2007, the person held some or all of those securities at the close of trading on the TSX on June 19, 2007, and if the person acquired SWR securities in the period from June 20 to July 18, 2007, the person held some or all of those securities at the close of trading on the TSX on July 18, 2007.
(15) Class Counsel means Sutts, Strosberg LLP, Siskinds LLP, Camp Fiorante Matthews and Siskinds Desmeules s.e.n.c.r.l..
(16) Class Counsel Fees means the fees, disbursements, costs, GST and other applicable taxes or charges of Class Counsel including the fees of any expert and a pro rata share of all interest earned on the Settlement Amount to the date of payment, as approved by the Courts.

(17) Class Period means the period from December 3, 2002 to and including July 18, 2007.
(18) Collateral Agreement means the agreement which sets the Opt-Out Threshold, generally in the form of the agreement set out in schedule “D”, which will be signed, shown to the Courts, and approved by the Courts but not filed with the Courts.
(19) Contributing Parties means the Defendants, the Insurers and Joan.
(20) Courts means the Ontario Court, the BC Court and the Québec Court.
(21) CPA means the Class Proceedings Act, 1992, S.O. 1992, c. 6, as amended.
(22) C.p.c. means the Code de Procédure Civile du Québec, L.R.Q., c. C-25, as amended.
(23) Defendants means the defendants in the Actions.
(24) Effective Date means the earlier of: (i) the date upon which, under the laws and rules applicable in the Court in question, the ability to appeal from any of the Approval Orders, if an appeal lies therefrom, has expired without any appeal being taken, namely, thirty (30) days after the issuance of the Approval Orders; or (ii) if any appeals have been taken from any or all Approval Orders, the date upon which all such appeals are concluded by way of a final order or judgment.
(25) Eligible Shares means the number of Shares held by each Opt-Out Party.
(26) Escrow Account means the interest bearing trust account with one of the Canadian Schedule 1 banks in Ontario initially under the control of Siskinds LLP and then transferred to the control of the Administrator.
(27) Escrow Settlement Amount means $15,050,000 of the Settlement Amount plus (i) any interest accruing thereon, whether on account of late payment into the Escrow Account as provided in section 4.1(2), or as a result of investment thereof, (ii) any balance remaining in the Non-Refundable Expense Fund after payment of all Non-Refundable Expenses, and (iii) any amount paid by SWR to the Administrator pursuant to section 13.5(3).
(28) Excluded Person means: (a) Paterson, Joan, Joan’s children and her sisters, and the heirs, executors, administrators, successors, and assigns of each of Paterson and Joan; (b) SWR, Affiliated Defendants and Insurers and their respective past and present directors, officers, subsidiaries, affiliates, employees, trustees, servants, consultants, underwriters, advisors, representatives, predecessors, successors and assigns; and (c) the entities in which Joan, each

Defendant or any subsidiaries or Affiliated Defendants of a corporate Defendant have an interest and includes, without limitation, Global Gold.
(29) Exempt Québec Members means Class Members who are precluded from being a member of a group in a class action under Article 999 of the C.p.c.
(30) First Motion means a motion brought by the Plaintiffs before each of the Courts for orders:
(i)	setting the date for the hearing of the Second Motion;

(ii)	authorizing the publication of the First Notice;

(iii)	appointing Siskinds LLP to operate the Escrow Account; and

(iv)	appointing Howie & Partners to receive and report to the Courts on Class Members’ objections to the Settlement, if any.
which shall generally be in accordance with the order set out in Schedule “A”.
(31) First Notice means notice to the Class of the Second Motion in a form to be approved by the Courts.
(32) Freeze Order means the Third Amended Order to Freeze Property dated July 15, 2008, made by the British Columbia Securities Commission in proceedings under File No. COR #08-516 freezing the assets and undertakings of Paterson, Joan and others, and any amendments thereto.
(33) Glengarry means Glengarry Resource Management Inc..
(34) Global Gold means Global Gold Corporation.
(35) Global Gold Actions means the SWR Action and the Heathfield Action.
(36) Heathfield Action means the action titled David Heathfield v. Global Gold Corp. and Glengarry Resource Management Inc. commenced in the Ontario Court under Court File No. CV-08-00011189-0000.
(37) Insurers means Chubb Insurance Co. of Canada and Encon Inc..
(38) Joan means Margaret Joan Paterson.
(39) Mareva Injunction means the order made in the SWR Action on September 27, 2007, and varied by further orders made on February 6 and July 16, 2008, which grants injunctive relief in favour of SWR against Paterson and Glengarry.

(40) Newspapers means the following newspaper publications in Canada: Globe and Mail (National Edition), Le Soleil, La Presse and The Vancouver Sun.
(41) Non-Refundable Expense Fund means a $450,000 portion of the Settlement Amount, and any interest that accrues thereon, paid to Siskinds LLP, in trust, by the Contributing Parties, to pay only for Non-Refundable Expenses in accordance with section 3.1(1) of the Settlement Agreement as approved by the Courts.
(42) Non-Refundable Expenses means certain Administration Expenses stipulated in section 3.1(1) of the Settlement Agreement to be paid from the Non-Refundable Expense Fund.
(43) Ontario Action means the action Stastny v. Southwestern Resources Corp. et al. brought in the Ontario Court under Court File No. 07-CV-009525 (Windsor).
(44) Ontario Class Counsel means Sutts, Strosberg LLP and Siskinds LLP.
(45) Ontario Class and Ontario Class Members means the class, to be certified by the Ontario Court for the purposes of implementing the Settlement, that consists of all Class Members, including the Exempt Québec Members, but specifically excludes the Excluded Persons, BC Class Members and Québec Class Members.
(46) Ontario Approval Hearing means the hearing of the Second Motion by the Ontario Court.
(47) Ontario Court means the Ontario Superior Court of Justice.
(48) Opt-Out Deadline means the date falling sixty (60) days after the date on which the Second Notice is published.
(49) Opt-Out Form means the form to be approved by the Courts which, when completed and submitted in a timely manner to the Administrator, or the clerk of the Québec Superior Court, as appropriate, excludes a Class Member from the Class.
(50) Opt-Out Party means any Class Member who opts out of the Settlement or from any Action who would otherwise have been accorded a Nominal Entitlement as provided for in the Plan.
(51) Opt-Out Threshold means the number of Eligible Shares particularized in the Collateral Agreement.
(52) Parties means the Plaintiffs and the Defendants.

(53) Paterson means John G. Paterson.
(54) Paterson Materials means investigations, examinations, affidavits, transcripts and other documents relating to the assets of Paterson and Joan.
(55) Plaintiffs means the plaintiffs in the Actions.
(56) Plan means the distribution plan which shall generally be in accordance with the plan set out in Schedule “C” stipulating the proposed implementation and administration of the Settlement as approved by the Courts.
(57) Québec Action means the petition styled André Vézina c. Southwestern Resources Corp et John G. Paterson brought in the Québec Court under Court File No. 200-06-000085-079 for authorization to institute a class action.
(58) Québec Approval Hearing means the hearing of the Second Motion by the Québec Court.
(59) Québec Class and Québec Class Members means the class, to be authorized by the Québec Court for the purposes of implementing the Settlement, consisting of all Class Members resident in Québec, and specifically excluding the Excluded Persons, Ontario Class Members, BC Class Members and Exempt Québec Members.
(60) Québec Court means the Québec Superior Court.
(61) Referee means Reva E. Devins or such other person or persons appointed by the Courts to serve in that capacity.
(62) Released Claims (or Released Claim in the singular) means any and all manner of claims, demands, actions, suits, causes of action, whether class, individual or otherwise in nature, whether personal or subrogated, damages whenever incurred, and liabilities of any nature whatsoever, including interest, costs, expenses, Administration Expenses, penalties, Class Counsel Fees and lawyers’ fees, known or unknown, suspected or unsuspected, in law, under statute or in equity, that Releasors, or any of them, whether directly, indirectly, derivatively, or in any other capacity, ever had, now have, or hereafter can, shall, or may have as against the Releasees, relating in any way to the purchase, sale, pricing, marketing or distributing of Shares, or to any representations made to anyone concerning SWR, its operations or the Shares, or relating to any conduct alleged (or which could have been alleged) in the Action, including, without limitation, any such claims which have been asserted, would have been asserted or could have been asserted, whether in Canada or elsewhere, as a result of the purchase of Shares.
(63) Releasees means Joan, Joan’s children and her sisters, Paterson and SWR, Affiliated Defendants, and Insurers and their respective past and present directors, officers, employees, trustees, servants, consultants, underwriters, advisors, representatives, successors, assigns and the heirs, executors, administrators, successors and assigns of Paterson and Joan, provided however that Global Gold and its past and present officers, directors, successors and assigns, other than Paterson, are hereby expressly excluded as Releasees.
(64) Releasors means, jointly and severally, the Plaintiffs, the Class Members (excluding Opt-Out Parties), including any person having a legal and/or beneficial interest in the Shares purchased or acquired by these Class Members, and their respective past and present directors, officers, employees, agents, trustees, servants, consultants, underwriters, advisors, representatives, heirs, executors, attorneys, administrators, guardians, estate trustees, successors and assigns, as the case may be.
(65) Second Motion means a motion brought by the Plaintiffs before each of the Courts for orders:
(i)	certifying the Ontario Action and BC Action and granting authorization of the Québec Action, as the case may be, as class proceedings as contemplated by section 8.1(a);

(ii)	approving the Settlement, the Opt-Out Deadline and the Claims Bar Deadline;

(iii)	appointing the Administrator; and

(iv)	approving Class Counsel Fees as contemplated by section 16.1 which shall generally be in accordance with the order set out in Schedule “B”.
(66) Second Notice means notice to the Class, in a form approved by the Courts, of the Approval Orders.
(67) Settlement means the settlement provided for in the Settlement Agreement.
(68) Settlement Agreement means this agreement, including the recitals and schedules hereto.
(69) Settlement Amount means $15,500,000, inclusive of the Administration Expenses.
(70) Shares means securities of SWR.

(71) SWR means Southwestern Resources Corp.
(72) SWR Action means the action titled Southwestern Resources Corp. v. Paterson, Global Gold Corporation, Glengarry Resource Management Inc. commenced in the BC Court under Court File No. S075749.
(73) Third Motion means a motion brought by the Plaintiffs before each of the Courts as soon as reasonably practical after the last date upon which any right to terminate the Settlement Agreement has expired for an order dismissing each Action without costs, with prejudice and by consent as contemplated by the Settlement Agreement.
(74) TSX means the Toronto Stock Exchange.
SECTION 2 — MOTIONS AND CONDITION PRECEDENT
(1) The Plaintiffs shall, as soon as reasonably possible following the execution of this Settlement Agreement, bring the First Motion before each of the Courts. The Defendants shall consent to the orders sought in the First Motion.
(2) Following the hearing and determination of the last of the First Motions, the First Notice shall be published in accordance with the directions of the Courts and section 9.1.
(3) The Plaintiffs shall thereafter bring the Second Motion before each of the Courts in accordance with the directions of the Courts, and the Defendants shall consent to the orders sought in the Second Motion, unless prior to any hearing of the Second Motion this Settlement Agreement is terminated pursuant to its terms. The Second Motion shall be brought and heard first in the Ontario Court.
(4) Except as hereinafter provided, the Settlement Agreement shall be immediately terminated if any of the Courts do not approve the Settlement Agreement as a result of the Second Motions.
(5) Following the hearing and determination of the last of the Second Motions, the Second Notice shall be published in accordance with the directions of the Courts and section 9.2.
(6) The Plaintiffs shall bring the Third Motions before each of the Courts as soon as reasonably practicable following the date upon which any right to terminate the Settlement Agreement has expired.

SECTION 3 — NON-REFUNDABLE EXPENSES
3.1 Payments
(1) On or before September 12, 2008, the Contributing Parties shall fund the Non-Refundable Expense Fund solely to permit Siskinds LLP to pay the following Non-Refundable Expenses:
(a)	the costs of Siskinds LLP in connection with establishing and operating the Escrow Account and the translation of Settlement documents into the French language.

(b)	the costs of Siskinds LLP for publishing the First Notice to a maximum of $160,000;

(c)	the costs of Howie & Partners in connection with receiving objections and reporting to the Courts and the costs of the proposed Administrator for performing all other required services until the Courts approve or decline to approve the Settlement Agreement, to a maximum of $10,000 for fees, disbursements and taxes;

(d)	the costs of Siskinds LLP for publishing and distributing the Second Notice to a maximum of $160,000;

(e)	if necessary, the costs of Siskinds LLP for publishing notice to the Class that the Settlement Agreement has been terminated by SWR and/or Paterson pursuant to section 11.1 to a maximum of $30,000; and

(f)	if the Courts appoint the Administrator and thereafter the Settlement Agreement is terminated by SWR and/or Paterson pursuant to section 11.1, the costs of the Administrator for performing the services required to prepare to implement the Settlement, which amount will be paid to the Administrator immediately after its appointment, fixed in the amount of $90,000 for fees, disbursements and taxes.
(2) Within ten (10) days of the Settlement becoming final as contemplated in section 12, Siskinds LLP shall pay to the Administrator for deposit in the Escrow Account any portion of the Non-Refundable Expense Fund that remains after payment of all Non-Refundable Expenses and the amount so paid shall thereafter immediately constitute part of the Escrow Settlement Amount.
(3) Siskinds LLP shall account to the Courts and the Parties for all payments it makes from the Non-Refundable Expense Fund. In the event that the Settlement Agreement is terminated pursuant to section 2(4) or 11.1, this accounting shall be delivered no later than (10) days after such termination.
3.2 Payment of Non-Refundable Expense Fund Following Termination
     If the Settlement Agreement is not approved and is therefore terminated pursuant to section 2(4) or if it is terminated pursuant to section 11.1, SWR shall within twenty (20) days after termination apply to each of the Courts, on notice to the Parties and to the Administrator, for orders authorizing Siskinds LLP’s payment of the balance of the Non-Refundable Expense Fund to the Contributing Parties, on the same basis as set out in section 11.3, after payment of all Non-Refundable Expenses.
3.3 Disputes Concerning Non-Refundable Expenses
     Any dispute concerning Non-Refundable Expenses shall be dealt with by a motion to the Ontario Court on notice to the Parties.
SECTION 4 — THE SETTLEMENT AMOUNT
4.1 Payment of Escrow Settlement Amount
(1) The Contributing Parties will pay into the Escrow Account $15,050,000 calculated as $15,500,000 less the $450,000 paid to Siskinds LLP as Non-Refundable Expenses, in accordance with the following schedule:
(a)	$6,000,000 on or before September 26, 2008; and

(b)	the balance of the Settlement Amount, being $9,050,000, on or before four (4) days before the date of the hearing of the Second Motion in Ontario as published in the First Notice.
(2) The Contributing Parties shall pay interest at the rate of 5.0% per year on any portion of the funds not deposited by the dates set forth in section 4.1(1) until the funds are deposited.
(3) The Settlement Amount will be paid by the Contributing Parties as follows:

(a)	SWR shall pay $15,500,000 of which SWR’s insurers shall pay $1,000,000; and

(b)	SWR shall receive:
(i)	from Paterson approximately $4,200,000 in cash, securities and assets; and

(ii)	from Joan $3,000,000, or Joan shall pay same directly into the Escrow Account, by the date referred to in section 4.1(1)(a), which will reduce SWR’s contribution under section 4.1(3)(a) by the corresponding amount.
(4) SWR shall advise Class Counsel when Paterson and Joan make the payments specified in section 4.1(3)(b).
(5) SWR, Paterson and Joan will produce to Class Counsel on a strictly confidential basis and by no later than ten (10) days after the execution of the Settlement Agreement, the Paterson Materials to allow Class Counsel to satisfy themselves and recommend to the Courts that the contributions to the Settlement Amount by Paterson and Joan are reasonable. If Class Counsel are not satisfied by their review of the Paterson Materials that:
(a)	the contributions by Paterson and Joan to the Settlement Amount as provided for herein are reasonable; and

(b)	this Settlement Agreement should be approved by the Courts
they must so advise counsel for Paterson and Joan as soon as practicable and no later than forty (40) days after the date of executing the Settlement Agreement.
(6) Class Counsel shall not retain copies or notes of the Paterson Materials and shall use reasonable efforts not to disclose the Paterson Materials to any person other than:
(a)	to the Courts, if requested by the Courts or Class Counsel determines it is necessary, in which case Paterson and Joan may request that the Paterson Materials be reviewed by such Court(s), in camera, and remain sealed in the Court file or returned to counsel. Unless directed to do so by the Courts, the Plaintiffs will not make any submissions relating to such requests; or

(b)	to the named Plaintiffs in the Actions, and then only at the offices of Class Counsel and following the written agreement of any Plaintiff who wishes to review the Paterson Materials not to make or retain copies or notes of them and not to disclose them to or discuss them with anyone other than the named Plaintiff’s counsel in one of the Actions.
Following review of the Paterson Materials as provided for herein, the Paterson Materials shall be returned by Class Counsel to counsel for the party that provided it, without retaining any copies thereof.
4.2 Interim Investment of Escrow Account
     Siskinds, and then the Administrator after the Settlement becomes final, shall hold the Escrow Settlement Amount in the Escrow Account and shall invest the Escrow Settlement Amount in a liquid money market account or equivalent security with a rating equivalent to, or better than that of an interest bearing account in a Canadian Schedule 1 bank and shall not pay out any amount from the Escrow Account, except in accordance with the terms of the Settlement Agreement, without an order of the Courts, made on notice to the Parties.
4.3 Taxes on Interest
(1) Except as provided in section 4.3(2), all taxes payable on any interest which accrues in relation to the Settlement Amount, shall be the Class’ responsibility and shall be paid by Siskinds LLP or the Administrator, as appropriate, from the Escrow Settlement Amount, or by the Class as the Administrator considers appropriate.
(2) If the Administrator or Siskinds LLP returns any portion of the Settlement Amount plus accrued interest to the Contributing Parties, pursuant to this Settlement Agreement, the taxes payable on the interest portion of the returned amount shall be the responsibility of the Contributing Parties to be allocated by agreement among themselves.
SECTION 5 — NO REVERSION
     Unless the Settlement Agreement is terminated as provided herein, the Contributing Parties shall not, under any circumstance, be entitled to the repayment of any portion of the Settlement Amount.

SECTION 6 — DISTRIBUTION OF THE SETTLEMENT AMOUNT
(1) If and when the Settlement becomes final as contemplated by section 12, the Administrator shall distribute the Escrow Settlement Amount in the manner set out in the Settlement Agreement and in the Plan.
(2) If and when the Settlement becomes final as contemplated by section 12, the Escrow Settlement Amount shall be applied and distributed in accordance with the following priorities:
(a)	to pay Class Counsel Fees;

(b)	to pay all of the costs and expenses reasonably and actually incurred in connection with the provision of notices, locating Class Members for the sole purpose of providing notice to them, soliciting Class Members to submit a Claim Form, including the notice expenses reasonably and actually incurred by Broadridge Financial Solutions Inc. in connection with the provision of notice of this Settlement to Class Members. The Defendants are specifically excluded from eligibility for any payment of notice expenses under this subsection;

(c)	to pay all of the costs and expenses reasonably and actually incurred by the Administrator and the Referee, relating to determining eligibility, the filing of Claim Forms and Opt-Out Forms, processing Claim Forms and Opt-Out Forms, resolving disputes arising from the processing of Claim Forms and Opt-Out Forms; administering and distributing the Settlement Amount;

(d)	to pay any taxes required by law to be paid to any governmental authority; and

(e)	to pay a pro rata share of the balance of the Escrow Settlement Amount to each Authorized Claimant in proportion to his/her/its claim as recognized in accordance with the Plan.
SECTION 7 — EFFECT OF SETTLEMENT
7.1 No Admission of Liability
     Neither the Settlement Agreement nor anything contained herein, shall be interpreted as a concession or admission of wrongdoing or liability by the Releasees, or as a concession or admission by the Releasees of the truthfulness of any claim or allegation asserted in the Actions. Neither the Settlement Agreement nor anything contained herein shall be used or construed as an admission by the Releasees of any fault, omission, liability or wrongdoing in any statement, release or written document or financial report.
7.2 Agreement Not Evidence
     Neither the Settlement Agreement, nor anything contained herein, nor any of the negotiations or proceedings connected with it, nor any related document, nor any other action taken to carry out the Settlement Agreement shall be referred to, offered as evidence or received in evidence in any pending or future civil, criminal or administrative action or proceeding, except in a proceeding to enforce the Settlement Agreement, or to defend against the assertion of Released Claims, or as otherwise required by law.
7.3 Best Efforts
     The Parties shall use their best efforts to implement the terms of the Settlement Agreement and to secure the Courts’ prompt, complete and final dismissal with prejudice of the Actions. The Parties agree to hold in abeyance all proceedings in the Actions, including all discovery, other than proceedings provided for in the Settlement Agreement until the Effective Date or the termination of the Settlement Agreement, whichever occurs first.
SECTION 8 — CERTIFICATION AND SETTLEMENT APPROVAL
8.1 Certification and Settlement Approval
(1) Subject to the Courts’ approvals, and for purposes of the Settlement only, the Defendants will consent to:
(a)	the certification of the Ontario Action pursuant to sections 2, 5 and 6 of the CPA;

(b)	the certification of the BC Action pursuant to sections 2, 4 and 7 of the BCCPA; and

(c)	authorizing the Québec Action pursuant to articles 1002 to 1006 of the C.p.c.
(2) In support of the Second Motion, SWR shall submit an affidavit that discloses to the Courts the gross limits of its insurance coverage potentially applicable to the Actions.

(3) Subsection 8.1(2) is not an acknowledgment that the Class or Class Counsel is entitled to make any submissions to the Courts about insurance coverage, whether such insurance coverage is available or that the existence or extent of insurance coverage is relevant to the Second Motion.
(4) To the extent required by law or any of the Courts, the Settlement Agreement, the Plan, the First Notice and the Second Notice shall be translated into the French language for submission to the Courts and for the issuance of orders from the Québec Court. The costs of such translations shall be paid from the Non-Refundable Expense Fund as a Non-Refundable Expense.
8.2 Certification Without Prejudice
     In the event the Settlement Agreement is terminated in accordance with section 11.1, the Parties agree that the certification of the Actions as class proceedings shall be without prejudice to any position that any of the Parties may later take on any issue in the Actions.
SECTION 9 — NOTICE TO THE CLASS
9.1 First Notice
     Siskinds LLP shall cause the First Notice to be published in the Newspapers as the Courts direct and the costs of so doing shall be paid as a Non-Refundable Expense as provided in section 3.1(1)(b).
9.2 Second Notice
     Siskinds LLP shall cause the Second Notice to be published in the Newspapers and distributed as the Courts direct and the costs of so doing shall be paid as a Non-Refundable Expense as provided in section 3.1(1)(d).
9.3 Notice of Termination
     If the Settlement Agreement is terminated after the Second Notice has been published and distributed, a notice of the termination shall be given to the Class. Siskinds LLP shall cause this notice, in a form approved by the Courts, to be published as the Courts direct and the costs of so doing shall be paid as a Non-Refundable Expense as provided in section 3.1(1)(e).

9.4 Report to the Court
     After publication and distribution of each of the notices required by this section, Siskinds LLP shall file with the Courts an affidavit confirming publication and distribution of the notices.
SECTION 10 — OPTING OUT
10.1 The Defendants are Unaware of any Potential Opt-Outs
     The Defendants represent and warrant that:
(a)	they are unaware of any Class Member who has expressed an intention to opt out of the Actions; and

(b)	they will not encourage or solicit any Class Member to opt out of the Actions.
10.2 Opt-Out Procedure
(1) Each Class Member who wishes to opt out must submit a properly completed Opt-Out Form along with all required supporting documents:
(a)	in the case of persons resident outside of Québec and the Exempt Québec Members, to the Administrator on or before the Opt-Out Deadline; and

(b)	in the case of persons resident in Québec, other than the Exempt Québec Members, to the Clerk of the Québec Court by registered or certified mail, and to the Administrator, in both cases, on or before the Opt-Out Deadline.
(2) In order to remedy any deficiency in the completion of the Opt-Out Form, the Administrator may require and request that additional information be submitted by a Class Member who submits an Opt-Out Form, and that such Class Members shall have until the Opt-Out Deadline to remedy the deficiency.
(3) If a Class Member fails to submit a properly completed Opt-Out Form and/or all required supporting documents to the Administrator or fails to remedy any deficiency by the Opt-Out Deadline, the Class Member shall not have opted out of the Actions, subject to any order of the Courts to the contrary, but will in all other respects be subject to, and bound by, the provisions of the Settlement Agreement and the releases contained herein.
(4) The Opt-Out Deadline shall not be extended unless the Courts order otherwise.

(5) For clarity, the Parties agree that Global Gold is not a Class Member and therefore cannot opt out of the Actions.
(6) Opt-Out Parties shall be excluded from any and all rights and obligations arising from the Settlement. Except as provided in section 10.2 (7) Class Members who do not opt out have elected to participate in the Settlement regardless of whether the Class Member files a Claim Form.
(7) Québec Class Members who have commenced proceedings against any Releasee regarding the Released Claims and who fail to discontinue such proceedings by the Opt-Out Deadline shall be deemed to have opted out.
10.3 Notification of Number of Opt-Outs
     Within two weeks after the Opt-Out Deadline, the Administrator shall report to the Courts, the Defendants, Joan and Class Counsel the names of the Opt-Out Parties (if any), the number of Eligible Shares held by each Opt-Out Party, and a summary of the information delivered by each Opt-Out Party.
SECTION 11 — TERMINATION OF SETTLEMENT AGREEMENT
11.1 Effect of Exceeding the Opt-Out Threshold, Conditions Precedent and Right to Terminate
(1) Notwithstanding any other provision in the Settlement Agreement, SWR or Paterson, in its or his sole discretion, may elect to terminate the Settlement Agreement if the Opt-Out Threshold is exceeded provided their election is made within ten (10) days of the Administrator notifying them of the number of Opt-Outs pursuant to section 10.3 after which date their right to terminate the Settlement Agreement will have expired.
(2) If the Opt-Out Threshold is not exceeded, their right to terminate the Settlement Agreement is inoperative and of no force and effect.
(3) The Opt-Out Threshold shall be stated in the Collateral Agreement signed prior to, or contemporaneously with, the execution of the Settlement Agreement. The Collateral Agreement will state the Opt-Out Threshold, shall be kept confidential by the Parties and their counsel, shall be shown to the Courts but shall not be otherwise disclosed, unless disclosure is ordered by one of the Courts.
(4) The Settlement Agreement will terminate if on or before thirty (30) days prior to the Ontario Approval Hearing:
(a)	SWR and Paterson do not obtain a lifting and vacating of the Freeze Order in respect of assets of Paterson and others to the extent necessary to allow for the payments particularized in section 4.1(3)(b); or

(b)	SWR and Paterson do not obtain a release of the assets of Paterson and others held pursuant to the Mareva Injunction to the extent necessary to allow for the payments particularized in section 4.1(3)(b).
(5) SWR and Paterson covenant and agree to execute all such further instruments and to make commercially reasonable efforts to satisfy the conditions in section 11.1(4) on or before thirty (30) days prior to the Ontario Approval Hearing.
(6) Within ten (10) days after any application(s) to satisfy section 11.1(4) is denied or any of the relief referred to therein is determined by SWR or Paterson, acting reasonably, to be unavailable within the time limit referred to in that section, SWR or Paterson, or both, may give notice of termination to the Parties if he and/or it elect to terminate the Settlement Agreement.
11.2 Effect of Termination Generally
     If the Settlement Agreement is not approved and is therefore terminated, or if it is terminated as contemplated by section 11.1, the Settlement Agreement shall have no further force and effect, shall not be binding on the Parties and shall not be used as evidence or otherwise in any litigation, provided however that sections 1, 3, 4.2, 4.3, 7, 8.2, 9, 11, 17.1, 17.2, 17.4(1), 17.5, 17.8 and 17.12 shall survive and shall continue in full force and effect.
11.3 Allocation of Monies in the Escrow Account Following Termination
(1) The Administrator and Siskinds LLP shall account to the Courts and the Parties for the amounts maintained in the Escrow Account. If the Settlement Agreement is not approved and is therefore terminated, or if it is terminated pursuant to section 11.1, this accounting shall be delivered no later than ten (10) days after such termination.

(2) If the Settlement Agreement is not approved and is therefore terminated or if it is terminated pursuant to section 11.1, SWR, Paterson and/or Joan shall, within twenty (20) days after termination, apply to the Courts, on notice to the Parties, Joan and the Administrator, for an order:
(a)	declaring this Settlement Agreement null and void and of no force or effect except for the provisions of those sections listed in section 11.2;

(b)	determining whether a notice of termination shall be sent out to the Class Members and, if so, the form and method of disseminating such a notice;

(c)	requesting an order setting aside, nunc pro tunc, all prior orders or judgments entered by the Courts in accordance with the terms of this Settlement Agreement; and

(d)	authorizing the payment of:
(i)	all funds received by SWR from any of the Contributing Parties and not yet paid into the Escrow Account pursuant to section 4.1; and

(ii)	all funds in the Escrow Account, including accrued interest, to the Contributing Parties and/or SWR apportioned pro rata, based on their respective contributions, directly or indirectly, to the Escrow Account, as the case may be, minus any amounts paid out of the Escrow Account in accordance with this Settlement Agreement, and, subject to section 11.4, the Parties shall consent to such orders.
11.4 Disputes Relating to Termination
     If there is any dispute about the termination of this Settlement Agreement, the Ontario Court shall determine any dispute by motion on notice to the Parties.
SECTION 12 — DETERMINATION THAT THE SETTLEMENT IS FINAL AND BINDING
(1) Prior to any payment to the Class Members, the Settlement must become final. The approval of the Settlement shall be considered final for the purposes of the Settlement Agreement when the Approval Orders have been made and the Effective Date has been reached.

(2) Within ten (10) days after the Effective Date, Siskinds LLP shall transfer the Escrow Account to the Administrator.
SECTION 13 — RELEASES AND DISMISSALS
13.1 Release of Releasees
     Upon the Effective Date and provided that the Settlement Amount has been deposited into the Escrow Account, the Releasors forever and absolutely release the Releasees from the Released Claims.
13.2 No Further Claims
     Upon the Effective Date, the Releasors and Class Counsel shall not now or hereafter institute, continue, maintain or assert, either directly or indirectly, whether in Canada or elsewhere, on their own behalf or on behalf of any class or any other person, any action, suit, cause of action, claim or demand against any Releasee or any other person who may claim contribution or indemnity from any Releasee in respect of any Released Claim or any matter related thereto, provided however that any action against Global Gold is excepted and excluded from this section.
13.3 Settlement Does Not Affect Rights as Among Defendants or with Respect to Certain Class Members
     Nothing in this Settlement Agreement shall affect the rights or obligations of the Defendants and Joan among themselves or shall constitute or be deemed to constitute a waiver by the Defendants and Joan of any defences available to them with respect to any Class Member who:
(a)	opts out of the Settlement or any Action; or,

(b)	in the event the Settlement Agreement is not approved and is therefore terminated or is terminated pursuant to section 11.1, brings or continues the Actions or any action against the Defendants and Joan.
13.4 Dismissal of the Actions
     Except as otherwise provided in this Settlement Agreement, the Actions shall be dismissed without costs and with prejudice upon the Effective Date.

13.5 The Global Gold Actions
(1) SWR will use commercially reasonable efforts to prosecute the SWR Action as against Global Gold and such other defendants as it may add other than Paterson, Joan and Glengarry until judgment or until settlement thereof with the approval of Ontario Class Counsel acting reasonably or the approval of the supervising judge in the BC Action.
(2) SWR will keep Ontario Class Counsel reasonably advised of the progress of the SWR Action.
(3) SWR will pay to the Administrator, for inclusion as a supplement to the Escrow Settlement Amount, 50% of the net after tax proceeds of monies (including shares or assets that are converted into money by sale or disposition) which it actually recovers in the SWR Action (after deduction and payment of SWR’s legal fees on a solicitor-client basis, applicable taxes and reasonable out-of-pocket costs and expenses in connection therewith) as part of the consideration it is paying under the Settlement Agreement provided that, for greater certainty:
(a)	this section 13.5(3) shall exclude for all purposes Paterson’s approximately 8% shareholding in Global Gold and his pro rata interest (being 600,744 Shares) in Global Gold’s ownership of Shares, which is being contributed by Paterson to SWR pursuant to section 4.1(3)(b)(i) hereof; and

(b)	the payment under this section shall be made in addition to the payment stipulated in 4.1(3)(a).
(4) SWR and Ontario Class Counsel acknowledge and agree that:
(a)	Ontario Class Counsel will discontinue the Heathfield Action with prejudice as against Glengarry but may continue as against Global Gold and any other defendant other than Paterson, Joan and Glengarry;

(b)	Ontario Class Counsel shall keep SWR reasonably advised of the progress of the Heathfield Action; and

(c)	50% of any monies, shares or other assets recovered therein shall be paid to SWR.

SECTION 14 — ADMINISTRATION AND IMPLEMENTATION
14.1 Appointment of the Administrator
(1) The Courts shall appoint the Administrator to serve until further order of the Courts, to implement the Settlement Agreement and the Plan, on the terms and conditions and with the powers, rights, duties and responsibilities set out in the Settlement Agreement and in the Plan.
(2) If the Settlement Agreement is terminated by SWR and/or Paterson in accordance with section 11.1, the Administrator’s fees, disbursements and taxes are fixed as set out in section 3.1(1)(f).
(3) If the approval of the Settlement becomes final as contemplated by section 12 the Courts will fix the Administrator’s compensation and payment schedule.
14.2 Appointment of the Referee
(1) The Courts shall appoint the Referee with the powers, duties and responsibilities set out in the Settlement Agreement and the Plan.
(2) The fees, disbursements and taxes of the Referee shall be fixed by the Courts and shall not exceed $25,000. When directed by the Ontario Court, the Administrator shall pay the Referee from the Escrow Settlement Amount.
14.3 Information and Assistance from the Defendants
(1) Within thirty (30) days of the approval of the Settlement in Ontario, SWR shall, in writing, authorize and direct Computershare Limited to deliver a computerized list of the names and addresses of registered holders of the Shares in its possession to Class Counsel and the Administrator. SWR will also assist Class Counsel in contacting Broadridge Financial Solutions Inc. regarding obtaining information about Class Members who hold or held beneficial interests in the Shares.
(2) SWR will provide a person to whom Class Counsel and/or the Administrator may address any requests for information. SWR agrees to make reasonable efforts to answer any reasonable inquiry from the Class Counsel and/ or the Administrator in order to facilitate the administration and implementation of the Settlement Agreement and the Plan.

(3) Class Counsel and/or the Administrator may use the information obtained in accordance with sections 14.3(1) and (2) for the purpose of delivering the Second Notice and for the purposes of administering and implementing the Settlement Agreement and the Plan.
(4) Any information obtained or created in the administration of this Settlement Agreement is confidential and, except as required by law, shall be used and disclosed only for the purpose of distributing notices and the administration of the Settlement Agreement and Plan.
14.4 Claims Submission Process
(1) In order to seek payment from the Settlement Amount, a Class Member must submit a completed Claim Form to the Administrator, in accordance with the provisions of the Plan, on or before the Claims Bar Deadline and, any Class Member who fails to do so, shall not share in any distribution made in accordance with the Plan unless the Courts order otherwise.
(2) In order to remedy any deficiency in the completion of a Claim Form, the Administrator may require and request that additional information be submitted by a Class Member who submits a Claim Form. Such Class Members shall have until the later of thirty (30) days from the date of the communication or correspondence or the Claims Bar Deadline to rectify the deficiency. Any person who does not respond to such a request for information within the thirty (30) day period shall be forever barred from receiving any payments pursuant to the Settlement, subject to any order of the Courts to the contrary, but will in all other respects be subject to, and bound by, the provisions of the Settlement Agreement and the releases contained herein.
14.5 Disputes Concerning the Decisions of the Claims Administrator
(1) In the event that a Class Member disputes the Administrator’s decision, whether in whole or in part, the Class Member may appeal the decision to the Referee in accordance with the Plan. The decision of the Referee will be final.
(2) No action shall lie against Class Counsel, the Administrator or the Referee for any decision made in the administration of the Settlement Agreement and Plan without an order from the Courts authorizing such an action.
14.6 Conclusion of Administration
(1) Following the Claims Bar Deadline, and in accordance with the terms of the Settlement Agreement, the Plan, and such further approval(s) or order(s) of the Courts as may be necessary,

or as circumstances may require, the Administrator shall distribute the Escrow Settlement Amount to Authorized Claimants.
(2) No claims or appeals shall lie against Class Counsel or the Administrator based on distributions made substantially in accordance with the Settlement Agreement, the Plan, or with any other order(s) or judgments(s) of the Courts.
(3) If the Escrow Settlement Account is in a positive balance after one hundred eighty (180) days from the date of distribution of the Escrow Settlement Amount (whether by reason of tax refunds, un-cashed cheques or otherwise), the Administrator shall, if feasible, reallocate such balance among Authorized Claimants in an equitable and economic fashion. Any balance below CAN$40,000.00 which still remains thereafter shall be donated as follows: 76% to the Small Investor Protection Association and 24% to the Fonds d’Aide.
(4) Upon the conclusion of the administration, or at such other time as the Courts direct, the Administrator shall report to the Courts on the administration and shall account for all monies it has received, administered and disbursed and may obtain orders from the Courts discharging it as Administrator.
SECTION 15 — THE PLAN
(1) The Defendants shall have no obligation to consent to but shall not oppose the Courts’ approval of the Plan.
(2) Unless directed to do so by the Courts, the Defendants will not make any submissions to the Courts relating to the Plan.
(3) Sections 15(1) and (2) are not an acknowledgement by the Class or Class Counsel that the Defendants have standing to make any submissions to the Courts about the Plan.
SECTION 16 — THE FEE AGREEMENT AND CLASS COUNSEL FEES
16.1 Motion for Approval of Class Counsel Fees
(1) Class Counsel will submit fee applications for consideration by the Courts. The determination of the amount of Class Counsel Fees will be made by the Courts. Class Counsel are not precluded from making additional applications for expenses incurred as a result of implementing the terms of the Settlement Agreement.
(2) The Defendants will neither consent to nor oppose approval of Class Counsel Fees. The Defendants will not make any submissions relating to Class Counsel Fees.
(3) Section 16.1(2) is not an acknowledgement by the Class or Class Counsel that the Defendants have standing to make any submissions to the Court about the fee agreements or Class Counsel Fees.
(4) The procedure for, and the allowance or disallowance by the Courts of any requests for, Class Counsel Fees to be paid out of the Settlement Amount are not part of the Settlement provided for herein, except as expressly provided in section 6.2(a), and are to be considered by the Courts separately from their consideration of the fairness, reasonableness, and adequacy of the settlement provided for herein. Any order or proceeding relating to Class Counsel Fees, or any appeal from any order relating thereto or reversal or modification thereof, shall not operate to terminate or cancel the Settlement Agreement or affect or delay the finality of the Approval Orders and the Settlement of the Actions provided herein.
16.2 Payment of Class Counsel Fees
     Forthwith after the Settlement becomes final, as contemplated in section 12, the Administrator shall pay to Siskinds LLP in trust the Class Counsel Fees from the Escrow Account.
SECTION 17 — MISCELLANEOUS
17.1 Motions for Directions
(1) Any one or more of the Parties, Class Counsel, the Administrator or the Referee may apply to the Courts for directions in respect of any matter in relation to the Settlement Agreement and Plan.
(2) All motions contemplated by the Settlement Agreement shall be on notice to the Parties provided however that once the Settlement becomes final as contemplated in section 12, the Defendants shall have no standing relating to any issue.

17.2 Defendants Have No Responsibility or Liability for Administration
     Except for the obligation to pay the Settlement Amount, the Defendants and Joan have no responsibility for and no liability whatsoever with respect to the administration or implementation of the Settlement Agreement and Plan, including, without limitation, the processing and payment of claims by the Administrator.
17.3 Headings, etc.
(1) In the Settlement Agreement:
(a)	the division of the Settlement Agreement into sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of the Settlement Agreement;

(b)	the terms “the Settlement Agreement”, “herein”, “hereto” and similar expressions refer to the Settlement Agreement and not to any particular section or other portion of the Settlement Agreement;

(c)	all amounts referred to are in lawful money of Canada; and

(d)	“person” means any legal entity including, but not limited to, individuals, corporations, sole proprietorships, general or limited partnerships, limited liability partnerships or limited liability companies.
(2) In the computation of time in this Settlement Agreement, except where a contrary intention appears:
(a)	where there is a reference to a number of days between two events, they shall be counted by excluding the day on which the first event happens and including the day on which the second event happens, including all calendar days; and

(b)	only in the case where the time for doing an act expires on a holiday, the act may be done on the next day that is not a holiday.
17.4 Governing Law
(1) The Settlement Agreement shall be governed by and construed and interpreted in accordance with the laws of the Province of Ontario.
(2) The Ontario Court shall retain jurisdiction with respect to implementation and enforcement of the terms of the Settlement Agreement, and the Parties submit to the jurisdiction of the Ontario Court for purposes of implementing and enforcing the Settlement provided herein and it will be unnecessary to obtain orders from the other Courts relating to implementation and enforcement of the terms of the Settlement.
17.5 Entire Agreement
     The Settlement Agreement constitutes the entire agreement among the Parties and Joan and supersedes all prior and contemporaneous understandings, undertakings, negotiations, representations, promises, agreements, agreements in principle and memoranda of understanding in connection herewith. None of the Parties will be bound by any prior obligations, conditions or representations with respect to the subject matter of the Settlement Agreement, unless expressly incorporated herein. The Settlement Agreement may not be modified or amended except in writing and on consent of all Parties and any such modification or amendment must be approved by the Courts.
17.6 Binding Effect
     If approved by the Courts and if the Settlement becomes final as contemplated in section 12, the Settlement Agreement shall be binding upon, and enure to the benefit of, the Plaintiffs, the Class Members, the Defendants, the Releasees, the Releasors, the Contributing Parties, the Insurers and all of their respective heirs, executors, predecessors, successors and assigns. Without limiting the generality of the foregoing, each and every covenant and agreement made herein by the Plaintiffs shall be binding upon all Releasors and each and every covenant and agreement made herein by the Defendants shall be binding upon all of the Releasees.
17.7 Survival
     The representations and warranties contained in the Settlement Agreement shall survive its execution and implementation.
17.8 Negotiated Agreement
     The Settlement Agreement has been the subject of negotiations and many discussions among the undersigned, each of whom has been represented and advised by competent counsel, so that any statute, case law, or rule of interpretation or construction that would or might cause any provision to be construed against the drafters of the Settlement Agreement shall have no force and effect. The Parties further agree that the language contained in or not contained in previous drafts of the Settlement Agreement, or any agreement in principle, shall have no bearing upon the proper interpretation of the Settlement Agreement.
17.9 Recitals
     The recitals to the Settlement Agreement are true and form part of the Settlement Agreement.
17.10 Schedules
     The Recitals and Schedules to the Settlement Agreement are material and integral parts hereof and are fully incorporated into, and form part of, the Settlement Agreement.
17.11 Acknowledgements
     Each of the Parties and Joan hereby affirms and acknowledges that:
(a)	he, she or its representative has the authority to bind the Party with respect to the matters set forth herein has read and understood the Settlement Agreement;

(b)	the terms of the Settlement Agreement and the effects thereof have been fully explained to him, her or its representative by his, her or its counsel;

(c)	he, she or its representative fully understands each term of the Settlement Agreement and its effect.
17.12 Authorized Signatures
     Each of the undersigned represents that he or she is fully authorized to enter into the terms and conditions of, and to execute, the Settlement Agreement on behalf of the Party for whom he or she is signing.
17.13 Counterparts
     The Settlement Agreement may be executed in counterparts, all of which taken together will be deemed to constitute one and the same agreement, and a facsimile signature shall be deemed an original signature for purposes of executing the Settlement Agreement.
17.14 Confidentiality and Communications
(1) In any public discussion of, comment on, press release or other communication of any kind (with the media or otherwise) about the Settlement Agreement and Plan, the Parties, Joan and their respective counsel agree and undertake to describe the Settlement and the terms of this

Settlement Agreement as fair, reasonable and in the best interests of the Class, and to refrain from:
(a)	contradicting the Settlement Agreement, including the Recitals, or making statements which are inconsistent with the terms thereof or this Settlement Agreement;

(b)	disparaging the other Parties and Joan or their counsel; or

(c)	referring in any way to the Insurers, other than in communications directed to the Courts in accordance with the Settlement Agreement.
(2) The Parties’ and Joan’s obligations under this section shall not however prevent them, or any of them, from reporting to their clients, from complying with any order from any one of the Courts, or from making any disclosure or comment required by the Settlement Agreement, or from making any necessary disclosure or comment for the purposes of any applicable securities or tax legislation or from making any disclosure or comment to Class Members or the Courts or for the purposes of any proceedings as between the Defendants.
17.15 Notice
     Where the Settlement Agreement requires a notice or any other communication or document to be given to the Parties and Joan, such notice, communication or document shall be provided by email, facsimile or letter by overnight delivery to the representative of the person to whom notice is being provided, as identified below:
For Plaintiffs and for Class Counsel:

Harvey T. Strosberg, Q.C.		A. Dimitri Lascaris
Sutts, Strosberg LLP		Siskinds LLP
Barristers and Solicitors		680 Waterloo Street
600-251 Goyeau Street		London, ON N6A 3V8
Windsor, ON N9A 6V1

Telephone:	519.561.6296	Telephone:	519.660.7844
Facsimile:	519.561.6203	Facsimile:	519.660.7845
Email:	harvey@strosbergco.com	Email:	dimitri.lascaris@siskinds.com

Simon Hebert		J.J. Camp
Siskinds Desmeules s.e.n.c.r.l.		Camp Fiorante Matthews
Les Promenades du Vieux-Québec		Lawyers
43 Rue Buade, Bur 320		4th floor, Randall Building
Québec City, QC G1R 4A2		555 Georgia Street West
Vancouver, BC V6B 1Z5

Telephone:	418.694.2009	Telephone:	604.331.9520
Facsimile:	418.694.0281	Facsimile:	604.689.7554
Email:	simon.hebert@siskindsdesmeules.com	Email:	jjcamp@cfmlawyers.ca

For Southwestern Resources Corp.		For John G. Paterson:

Joseph Groia		Laura Fric
Groia & Company		Osler, Hoskin & Harcourt LLP
Professional Corporation		Barristers and Solicitors
The Sterling Tower		Box 50, First Canadian Place
372 Bay Street, Suite 1000		Toronto, ON M5X 1B8
Toronto, ON M5H 2W9

Telephone:	416.203.2115	Telephone:	416.862.5899
Facsimile:	416.203.9231	Facsimile:	416.862.6666

and to:		and to:
H.S. Sangra		H. Roderick Anderson
Sangra Moller LLP		Harper Grey LLP
1000 Cathedral Place		3200 Vancouver Centre
925 West Georgia Street		650 West Georgia Street
Vancouver, B.C. V6C 3L2		Vancouver, B.C. V6B 4P7

Telephone:	604.662-8808	Telephone:	604.687.0411
Facsimile:	604.669.8803	Facsimile:	604.669.9385
Email:	hsangra@sangramoller.com	Email:	randerson@harpergrey.com

For Margaret Joan Paterson:

Gary Snarch
Taylor Veinotte Sullivan Barristers
300-1168 Hamilton Street
Vancouver, B.C. V6B 2R9
Telephone: 604.687.7007
Facsimile: 604.687.7384

     The Parties have executed this Settlement Agreement as of the date on the cover page.

Andrew Stastny	Southwestern Resources Corp.

/s/ Andrew Stastny	By:	/s/ William D. McCartney Name
Title

Ronald Martin	John G. Paterson

/s/ Ronald Martin	/s/ John G. Paterson

André Vézina	Margaret Joan Paterson

/s/ André Vézina	/s/ Margaret Joan Paterson

Siskinds LLP has executed the Settlement Agreement as of the date on the cover page to signify its consent to hold the Non-Refundable Expense Fund and the Escrow Account on the terms provided in the Settlement Agreement and to be bound by the terms of the Settlement Agreement.

Siskinds LLP
By:	/s/ A. Dimitri Lascaris
A. Dimitri Lascaris
Partner

Schedule “A” (Settlement Agreement)
Court file no. 07-CV-009525
ONTARIO
SUPERIOR COURT OF JUSTICE

THE HONOURABLE	)	DAY THE DAY
)
JUSTICE JOHN BROCKENSHIRE	)	OF •, 2008
BETWEEN
ANDREW STASTNY
Plaintiff
and
SOUTHWESTERN RESOURCES CORP. and
JOHN G. PATERSON
Defendants
Proceeding Under the Class Proceedings Act, 1992
ORDER
           THIS MOTION FOR DIRECTIONS, made by the Plaintiff, was heard this day at the Court House, 245 Windsor Avenue, Windsor, Ontario,
ON BEING ADVISED that:

(a)	the parties have entered into a Settlement Agreement, subject to the approval of this Court, the Supreme Court of British Columbia and the Québec Superior Court;

(b)	Siskinds LLP consents to operating the Escrow Account and holding and disbursing the Non-Refundable Expense Fund; and

(c)	Sarkis Isaac consents to receive objections, if any, to the proposed settlement and to report to the Court on objections.

AND ON READING the Settlement Agreement,
1. THIS COURT ORDERS AND DECLARES that, for the purposes of this order, the definitions set out in the Settlement Agreement apply to and are incorporated into this order.
2. THIS COURT ORDERS AND DECLARES that on •, 2008, at 10:00 a.m. eastern time at the Court House, 245 Windsor Avenue, Windsor, Ontario, it will hold the Ontario Approval Hearing to decide whether to:
(a)	certify this action as a class proceeding for settlement purposes and appoint the Plaintiff as the representative plaintiff;

(b)	approve the Settlement Agreement and the fees, disbursements and applicable taxes for Class Counsel; and

(c)	dismiss the action.
3. THIS COURT ORDERS that, on or before the •, 2008, the Class Members shall be given notice of the Ontario Approval Hearing, substantially in the form of the First Notice attached as schedule 1 and substantially in the following manner:
(a)	by Siskinds LLP causing the First Notice to be published on at least 1/4 of a page, once, not less than • days prior to the date set in the First Notice for the Ontario Approval Hearing, in The Globe and Mail (National Edition), Le Soleil, La Presse and the The Vancouver Sun; and

(b)	by Sutts, Strosberg LLP posting the First Notice on the website www.southwesternclassaction.com commencing within • days from the date of this order and continuing until the date set in the First Notice for the Ontario Approval Hearing.
4. THIS COURT ORDERS that, forthwith after publication of the First Notice as required by paragraph 3 of this order, Siskinds LLP and Sutts, Strosberg LLP shall serve the Defendants and file with the Ontario Court an affidavit(s) confirming publication of the First Notice in accordance with this order.
5. THIS COURT ORDERS AND DECLARES that, without in any way passing on the reasonableness or otherwise of the Settlement Agreement, Siskinds LLP is hereby appointed to hold the Escrow Account and hold and disburse the Non-Refundable Expense Fund with the duties and responsibilities set out in the Settlement Agreement.

6. THIS COURT ORDERS that Siskinds LLP shall pay from the Non-Refundable Expense Fund the costs of the First Notice particularized in paragraph 3 of this order as the costs are incurred provided such payments shall not exceed $160,000.00 in the aggregate.
7. THIS COURT ORDERS AND DECLARES that, at the Ontario Approval Hearing, the Court will consider any objections by Ontario Class Members to the proposed Settlement, but only if their objections are sent in writing by mail, facsimile or email and received, on or before •, 2008 at 5:00 p.m. eastern time, by:
Sarkis Isaac
Howie & Partners
Chartered Accountants
3063 Walker Road
Windsor, ON N8W 3R4
Attention: Southwestern Class Action
fax: 519.250.1929
email: sisaac@howieandpartners.com
8. THIS COURT ORDERS that the written objections delivered in accordance with paragraph 7 shall include the following:
(a)	the objector’s name, address, telephone number, fax number and/or email address;

(b)	a brief statement of the nature of and reason for the objection;

(c)	documents establishing that the objector purchased Shares during the period from December 3, 2002 to and including July 18, 2007;

(d)	a statement that the objector held some or all of those Shares at the close of trading on the TSX on June 19 or July 18, 2007; and

(e)	a statement as to whether the objector intends to appear at the Ontario Approval Hearing in person or by counsel, and, if by counsel, the name, address, telephone number, fax number and email address of such counsel.
9. THIS COURT ORDERS that Sarkis Isaac shall, on or before •, 2008, report to the Court by affidavit, with a copy to Class Counsel and Defendants’ counsel, the names of the objectors, the name, address and contact information of any objector’s counsel, the substance of the objections and copies of the documents establishing that the objectors are Class Members.
10. THIS COURT ORDERS that any one or more of the Plaintiff, Class Counsel or Sarkis Isaac may apply to the court for further directions.

JUSTICE

Schedule 1 (Order)
NOTICE OF PROPOSED SETTLEMENT OF THE SOUTHWESTERN CLASS ACTION
Read this notice carefully as it may affect your rights.
PURPOSE OF THIS NOTICE
This notice is to all persons, other than certain persons associated with the Defendants, who acquired securities of Southwestern Resources Corp. (“SWR”) during the period from December 3, 2002 to July 18, 2007 (“Shares”), on the Toronto Stock Exchange (“TSX”) and who held some or all of those Shares at the close of trading on the TSX on June 19, 2007 or July 18, 2007 (“Class Members”).
In 2007, the plaintiffs commenced class actions against SWR and John G. Paterson (together with SWR, the “Defendants”) and others in the Ontario Superior Court of Justice, the Supreme Court of British Columbia and Québec Superior Court (the “Courts”). The plaintiffs allege that the Defendants misrepresented the results of SWR’s Boka exploration activities to the Class Members.
The parties in the class action have reached a proposed settlement subject to obtaining necessary approval of the Courts. The Defendants and Margaret Joan Paterson, the wife of John G. Paterson, have agreed to pay the sum of $15.5 million (“Settlement Amount”), in full and final settlement of all claims, including class counsel fees, disbursements, taxes and administration costs in return for releases and a dismissal of the class actions. The Defendants do not admit any wrongdoing or liability on their part. The settlement is a compromise of disputed claims.
TERMS OF THE SETTLEMENT
The Defendants and Margaret Joan Paterson will pay the Settlement Amount in full and final settlement of all claims, including class counsel fees and administration costs. Additionally, SWR will pay, as a supplement to the Settlement Amount, 50% of the net after tax proceeds actually recovered by SWR through its prosecution of the Southwestern Resources Corp. v. John Paterson, Global Gold Corporation and Glengarry Resource Management Inc. action against Global Gold Corporation (after deduction of SWR’s legal fees, taxes and disbursements in connection therewith).
The net settlement monies will be distributed in accordance with the Courts-approved and supervised Distribution Plan which, in general terms, provides that:
(a)	in order to be eligible to share in the distribution of the settlement monies, each Class Member must submit a Claim Form and trading information to the Administrator on or before the deadline for submission of claims as established by the Courts;
(b)	the Administrator will determine each Class Member’s eligibility and calculate the amount of each eligible Class Member’s damages pursuant to the Distribution Plan to be approved by the Courts (“Nominal Entitlement”);
(c)	each Class Member will be paid a share of the net settlement monies calculated as the ratio of his/her/its calculated Nominal Entitlement to the total Nominal Entitlements of all eligible Class Members multiplied by the amount of the net settlement fund; and
(d)	in addition, depending upon the amount of all valid claims, each eligible Class Member may receive interest of up to a maximum of •%.
If any settlement monies remain after payment of administration costs, class counsel fees and the distribution to the Class Members, the Courts may order the remaining funds be distributed to not-for-profit organizations for the benefit of the Class Members.
Further information on the settlement, including the Settlement Agreement and Distribution Plan, may be found at www.southwesternclassaction.com.
ADMINISTRATION COSTS AND CLASS COUNSEL FEES
The amount of class counsel fees and administration costs, estimated to be a maximum of $•, will be fixed by the Courts and paid from the settlement monies.
THE APPROVAL HEARINGS
The Courts will be asked to certify the class actions as class proceedings, appoint the representative plaintiffs and approve the proposed settlement as recommended by the plaintiffs and class counsel.
The Approval Hearings will be held:
(a)	on • at 10:00 a.m. E.T., at the court house at 245 Windsor Avenue, Windsor, Ontario.

(b)	•; and

(c)	•.
Class Members who do not oppose the proposed settlement do not need to appear at any of the hearings or take any other action at this time to indicate their intention to participate in the proposed settlement.
If the Courts approve the proposed settlement, all Class Members will be bound by the terms of the settlement, unless they opt out. If the proposed settlement is approved, there will be a further notice to Class Members which will provide instructions on how to make a claim to receive settlement compensation or how to opt out of the class action if they do not wish to share in or be bound by the settlement.
OBJECTIONS TO THE PROPOSED SETTLEMENT
Any objections to the proposed settlement must be made in writing and submitted by no later than           , 2008. At the Approval Hearings, the Courts will consider Class Members’ objections to the proposed settlement. Class Members may, but are not required to, attend at the Approval Hearings. Written objections may be sent:

By mail to:	Sarkis Issac
Howie & Partners
Chartered Accountants
3063 Walker Road
Windsor, ON N8W 3R4
Attention: Southwestern Class Action

By fax to:	519.250.1929

By email to:	sisaac@howieandpartners.com
A written objection should include the following information:
(a)	the objector’s name, address, telephone number, fax number and email address;

(b)	a brief statement of the nature of and reason for the objection;

(c)	documents establishing that the objector purchased Shares during the period from December 3, 2002 to and including July 18, 2007;

(d)	a statement that the objector held some or all of those Shares at the close of trading on the TSX on June 19 or July 18, 2007; and

(e)	a statement as to whether the objector intends to appear at the Approval Hearing in person or by counsel, and, if by counsel, the name, address, telephone number, fax number and email address of such counsel.
QUESTIONS ABOUT THIS NOTICE, THE PROPOSED SETTLEMENT OR THE CLASS ACTION
Questions for class counsel should be directed by telephone or in writing to one of the following class counsel:

A. Dimitri Lascaris	Harvey T. Strosberg	Simon Hebert	J.J. Camp
Siskinds LLP	Sutts, Strosberg LLP	Siskinds Desmeules s.e.n.c.r.l.	Camp Fiorante Matthews
Barristers and Solicitors	600-251 Goyeau Street	Les Promenades du Vieux-Quebec	Lawyers
Box 2520, Station B	Windsor ON N9A 6V4	43 Rue Buade, Bur 320	4th floor, Randall Building
680 Waterloo Street	Tel: 888.460.0824	Quebec City, QC G1R 4A2	555 Georgia Street West
London, ON N6A 3V8	Fax: 866.316.5308	Tel: 418.694.2009	Vancouver, BC V6B 1Z5
Tel: 519.668.7844	Email: harvey@strosbergco.com	Fax: 418.694.0281	Tel: 604.689.7555
Fax: 519.660.7845		Email: simonhebert@siskindsdesmeules.com	Fax: 604.689.7554
Email: dimitri.lascaris@siskinds.com			E-mail: jjcamp@cfmlawyers.ca
This notice has been approved by Justice John Brockenshire of the Superior Court of Justice for Ontario,
• of the Supreme Court of British Columbia and • of the Québec Superior Court.
Questions about this notice should NOT be directed to the courts.
If there is a conflict between the provisions of this Notice and the Settlement Agreement, the terms of the Settlement Agreement shall prevail.

Schedule “B” (Settlement agreement)
Court file no. 07-CV-009525
ONTARIO
SUPERIOR COURT OF JUSTICE

THE HONOURABLE	)	, THE DAY
)
JUSTICE JOHN BROCKENSHIRE	)	OF •, 2008
BETWEEN
ANDREW STASTNY
Plaintiff
and
SOUTHWESTERN RESOURCES CORP. and
JOHN G. PATERSON
Defendants
Proceeding Under the Class Proceedings Act, 1992
JUDGMENT
     THIS MOTION, made by the Plaintiff for certification of this Action as a class proceeding and for judgment pursuant to subsection 29(2) of the Class Proceedings Act, 1992, S.O. 1992, c. 6 in accordance with the terms of the Settlement Agreement and Plan and for the fixing of Class Counsel Fees, was heard on •, 2008 at Windsor, Ontario.
     ON READING the following:
(a)	the notice of motion;

(b)	the Settlement Agreement;

(c)	the affidavits of:
     AND ON HEARING the submissions of counsel for the Parties,
     AND ON HEARING the submissions of • objectors; or
AND THERE BEING NO OBJECTORS
     AND ON BEING ADVISED that:
(a)	the Plaintiff in the Ontario Action consents to this judgment;

(b)	the Defendants in the Ontario Action consent to this judgment;

(c)	• consents to being appointed Administrator;

(d)	Reva E. Devins consents to being appointed Referee; and

(e)	there have been no written objections to the proposed Settlement received by the Administrator.
     AND provided that the Settlement Agreement is approved by the BC Court and the Québec Court,
     AND without any admission of liability on the part of any of the Defendants, all Defendants having denied liability.

1. THIS COURT ORDERS AND DECLARES that for the purposes of this judgment, the definitions in the Settlement Agreement apply to and are incorporated into this judgment.
2. THIS COURT ORDERS that:
(a)	the Ontario Action be and is hereby certified as a class proceeding;

(b)	the Ontario Class is defined as:

all persons, including the Exempt Québec Members, who acquired securities of SWR during the Class Period, provided that if the person acquired SWR securities in the period December 3, 2002 to June 19, 2007, the person held some or all of those securities at the close of trading on the TSX on June 19, 2007, and if the person acquired SWR securities from June 20 to July 18, 2007, the person held some or all of those securities at the close of trading on the TSX on July 18, 2007 and specifically excluding Excluded Persons, BC Class Members and Québec Class Members.
(c)	Andrew Stastny is hereby appointed as representative plaintiff of the Ontario Class;

(d)	the common issue is:

Did the Defendants, or either of them, misrepresent the results of SWR’s Boka exploration activities from December 3, 2002 through July 18, 2007.

(e)	the causes of action pleaded are negligence, misrepresentation and declarations; and

(f)	the Plan, attached as part of schedule 1, is incorporated by reference into this judgment and is hereby approved.
3. THIS COURT ORDERS AND ADJUDGES that the proposed settlement of the Ontario Action for $15,500,000 is fair and reasonable and in the best interests of the Ontario Class Members and is hereby approved.

4. THIS COURT ORDERS that the Settlement Agreement, attached as schedule 1 is incorporated by reference into this judgment and is hereby approved and shall be implemented in accordance with its terms.
5. THIS COURT DECLARES that the Settlement Amount has been paid in accordance with the Settlement Agreement.
6. THIS COURT ORDERS that • be and is hereby appointed, until further order of the Court:
(a)	as the Administrator on the terms and conditions and with the powers, duties and responsibilities set out in the Settlement Agreement and the Plan; and

(b)	to maintain the Escrow Account and to hold, invest and disburse the Escrow Settlement Amount in accordance with the Settlement Agreement and Plan.
7. THIS COURT ORDERS that Reva E. Devins be and is hereby appointed as Referee, until further order of the Court, on the terms and conditions and with the powers, duties and responsibilities set out in the Plan.
8. THIS COURT ORDERS that the Ontario Class Members shall be given notice of the certification of the Ontario Action as a class proceeding, the approval of the Settlement Agreement and the Plan, the Opt-Out Deadline and the Claims Bar Deadline

substantially in the form of the notice attached as schedule 2 to this judgment and substantially in the following manner:
(a)	by Siskinds LLP causing the notice to be published on at least 1/4 of a page, once, in the Newspapers;

(b)	by the Administrator posting the notice on the website www.southwesternclassaction.com;

(c)	by Class Counsel releasing the notice on the electronic distribution service Marketwire in such form as is acceptable to that service;

(d)	by Class Counsel, with the assistance of SWR, directing Broadridge to send the notice to all brokerage firms in Canada requesting that the brokerage firms send to Broadridge the names and addresses of all persons identified by the brokerage firms as having a beneficial interest in the Shares as of June 19, 2007 and as of July 18, 2007 and, then, by Broadridge sending the notice to the persons so identified;

(e)	by Siskinds LLP mailing or emailing the notice to those persons whom Computershare Limited identified as being registered holders of Shares as of June 19 and as of July 18, 2007; and

(f)	by Class Counsel mailing or emailing the notice to those persons who Class Counsel are able to identify as having contacted them.
9. THIS COURT ORDERS AND DECLARES that the notice to the Ontario Class Members provided for in this judgment satisfies the requirements of section 17(6) of the CPA and is the best notice practicable under the circumstances.

10. THIS COURT ORDERS that after publication and distribution of the notice to the Ontario Class Members as directed in paragraph 8 of this judgment, Siskinds LLP shall file with the Court an affidavit confirming the publication and distribution of the notice in accordance with this judgment.
11. THIS COURT ORDERS that the Opt-Out Form, generally in accordance with the form attached as schedule 3 to this judgment, is hereby approved.
12. THIS COURT ORDERS that:
(a)	each Ontario Class Member who wishes to opt-out must submit, by mail, email or courier, a properly completed Opt-Out Form and all required supporting documents to the Administrator by the Opt-Out Deadline which is • at 5:00 p.m. eastern time;

(b)	if an Ontario Class Member fails to submit a properly completed Opt-Out Form and/or all required supporting documents to the Administrator by the Opt-Out Deadline, the Ontario Class Member shall be deemed not to have opted out of the Ontario Action; and

(c)	the Opt-Out Deadline shall not be extended unless ordered by the Court.
13. THIS COURT ORDERS AND DECLARES that this judgment, including the Plan and the Settlement Agreement, are binding upon each Ontario Class Member who does not opt out of the Ontario Action in accordance with the terms of this judgment, including those persons who are minors or are mentally incapable, and the requirements of Rules 7.04(1) and 7.08(4) of the Rules of Civil Procedure are dispensed with. For greater certainty, each Ontario Class Member who does not opt out in accordance with the terms of this judgment and the Plan is bound by the judgment, whether or not such person submits a claim to the Administrator in accordance with the terms of this judgment, whether or not such person is determined to be eligible to receive a distribution, and whether the claim is accepted by the Administrator in whole or in part.
14. THIS COURT ORDERS that, on or before •, 2008, • shall report to the Court, the Defendants and Class Counsel the names of those Ontario Class Members, if any, who have opted out of the Ontario Action, the number of Eligible Shares held by each Ontario Class Member who opted out, and a summary of the information delivered by each Ontario Class Member who opted out.
15. THIS COURT ORDERS that the Opt-Out Threshold specified in the Collateral Agreement held by Sutts, Strosberg LLP be and is hereby approved.
16. THIS COURT ORDERS that, if the Opt-Out Threshold is exceeded, either Defendant may elect to terminate the Settlement Agreement and Plan and set aside this judgment, provided that he or it gives written notice of the election to terminate to the Plaintiff within ten (10) days after they receive the report required by paragraph 14 of this judgment.

17. THIS COURT ORDERS AND DECLARES that each Releasor who is an Ontario Class Member has released and shall be conclusively deemed to have fully, finally and forever released the Releasees from any and all manner of claims, demands, actions, suits, causes of action, whether class, individual or otherwise in nature, whether personal or subrogated, damages whenever incurred, and liabilities of any nature whatsoever, including interest, costs, expenses, Administration Expenses, penalties, Class Counsel Fees and lawyers’ fees, known or unknown, suspected or unsuspected, in law, under statute or in equity, that the Releasors, or any of them, whether directly, indirectly, derivatively, or in any other capacity, ever had, now have, or hereafter can, shall, or may have as against the Releasees, relating in any way to the purchase, sale, pricing, marketing or distributing of Shares, or relating to any conduct alleged (or which could have been alleged) in the Ontario Action, including, without limitation, any such claims which have been asserted, would have been asserted or could have been asserted, whether in Canada or elsewhere, as a result of the purchase of Shares.
18. THIS COURT ORDERS that the Releasors, who are Ontario Class Members, and Class Counsel shall not now or hereafter institute, continue, maintain or assert, either directly or indirectly, whether in Canada or elsewhere, on their own behalf or on behalf of any class or any other person, any action, suit, cause of action, claim or demand against any Releasee or any other person who may claim contribution or indemnity from any Releasee in respect of any Released Claim or any matter related thereto.

19. THIS COURT ORDERS that the Claim Form generally in accordance with the form attached as schedule 4 to this judgment, is hereby approved.
20. THIS COURT ORDERS that to participate in this Settlement, an Ontario Class Member must file a Claim Form with the Administrator on or before • at 5:00 pm eastern time unless this Court orders otherwise, or unless this Court extends the deadline by further order.
21. THIS COURT ORDERS that the representative plaintiff, Class Counsel, the Referee or the Administrator may apply to Justice Brockenshire for directions in respect of the implementation and/or the administration of the Plan or relating to any other matter.
22. THIS COURT ORDERS that any one of the plaintiff or the defendants may apply to Justice Brockenshire for directions in respect of the termination of the settlement or any matter relating thereto.
23. THIS COURT ORDERS that no person may bring any action or take any proceedings against the Administrator, the Referee, or their employees, agents, partners, associates, representatives, successors or assigns for any matter in any way relating to the administration of the Plan or the implementation of this judgment except with leave of this Court.

24. THIS COURT ORDERS that, in accordance with section 32(2) of the Class Proceedings Act, 1992, the Fee Agreement is hereby approved and:
(a)	the fees of Class Counsel are fixed at $ , being $ for fees plus $ for taxes thereon; and

(b)	Class Counsel’s disbursements and taxes are fixed at $• being $• for disbursements plus $• for taxes thereon.
25. THIS COURT ORDERS that Class Counsel are hereby authorized to apply to Justice Brockenshire for payment of any further or other disbursements and taxes which they have incurred or which they may incur in the prosecution of the Ontario Action which have not been considered by the Court.
26. THIS COURT ORDERS that the amounts specified in paragraph •, plus interest thereon, until payment to Class Counsel, at the interest rates and in the manner interest was earned on the Settlement Amount, shall be paid by the Administrator to Siskinds LLP from the monies in the Escrow Account, 30 days after the Approval Orders become final.
27. THIS COURT ORDERS that provided both the BC Court and the Québec Court approve this Settlement Agreement the Ontario Action shall be dismissed against the Defendants without costs and with prejudice as of the date this order is issued.

28. THIS COURT ORDERS that should the BC Court or the Québec Court decline to approve this Settlement Agreement this judgment shall be set aside, nunc pro tunc.

JUSTICE

Schedule 2 (JUDGMENT)
NOTICE OF CERTIFICATION AND SETTLEMENT OF THE SOUTHWESTERN CLASS ACTION
Read this notice carefully as it may affect your rights.
PURPOSE OF THIS NOTICE
This notice is to all persons, other than certain persons associated with the Defendants, who acquired securities of Southwestern Resources Corp. (“SWR”) during the period from December 3, 2002 to July 18, 2007 (“Shares”) on the Toronto Stock Exchange (“TSX”), and who held some or all of those Shares at the close of trading on the TSX on June 19, 2007 or July 18, 2007 (“Class Members”).
In 2007, the plaintiffs commenced class actions against SWR and John G. Paterson (together with SWR, the “Defendants”) and others in the Ontario Superior Court of Justice, the Supreme Court of British Columbia and Québec Superior Court (the “Courts”). The plaintiffs allege that the Defendants misrepresented the results of SWR’s Boka exploration activities to the Class Members.
The parties in the class action have reached a proposed settlement which has been approved by the Courts. The Defendants and Margaret Joan Paterson, the wife of John G. Paterson, have agreed to pay the sum of $15.5 million (“Settlement Amount”), in full and final settlement of all claims, including class counsel fees, disbursements, taxes and administration costs in return for releases and a dismissal of the class actions. The Defendants do not admit any wrongdoing or liability on their part. The settlement is a compromise of disputed claims.
TERMS OF THE SETTLEMENT
The Defendants and Margaret Joan Paterson will pay the sum Settlement Amount in full and final settlement of all claims, including class counsel fees and administration costs. Additionally, SWR will pay, as a supplement to the Settlement Amount, 50% of the net after tax proceeds actually recovered by SWR through its prosecution of the Southwestern Resources Corp. v. John Paterson, Global Gold Corporation and Glengarry Resource Management Inc. action against Global Corporation (after deduction of SWR’s legal fees, taxes and disbursements in connection therewith).
The net settlement monies will be distributed in accordance with the Courts-approved and supervised Distribution Plan which, in general terms, provides that:
(a)	in order to be eligible to share in the distribution of the settlement monies each Class Member must submit a Claim Form and trading information to the Administrator on or before the deadline for submission of claims as established by the Courts;
(b)	the Administrator will determine each Class Member’s eligibility and calculate the amount of each eligible Class Member’s damages pursuant to the Distribution Plan to be approved by the Courts (“Nominal Entitlement”);
(c)	each Class Member will be paid a share of the net settlement monies calculated as the ratio of his/her/its calculated Nominal Entitlement to the total Nominal Entitlements of all eligible Class Members multiplied by the amount of the net settlement fund; and
(d)	in addition, depending upon the amount of all valid claims, each eligible Class Member may receive interest of up to a maximum of •%.
If any settlement monies remain after payment of administration costs, class counsel fees and the distribution to the Class Members, the Courts may order the remaining funds be distributed to not-for-profit organizations for the benefit of the Class Members.
Further information on the settlement, including the Settlement Agreement and Distribution Plan, may be found at www.southwesternclassaction.com.
APPOINTMENT OF THE ADMINISTRATOR AND REFEREE
The Courts have appointed • as the Administrator of the Settlement. The Administrator will, among other things: (i) receive and process the claims and opt-out submissions; (ii) make determinations of Class Members’ eligibility for compensation pursuant to the Distribution Plan; (iii) communicate with Class Members regarding their eligibility for compensation; and (iv) distribute the net Settlement Amount to those Class members whose eligibility for compensation is approved by the Courts.
The Courts have appointed Reva E. Devins as the Referee who will review any dispute arising from a decision of the Administrator at a Reference. A Reference may be requested by delivery of a written submission setting out the basis for the dispute including all relevant documents, accompanied by a certified cheque or money order in the amount of $150 payable to the Administrator, provided that the request for a Reference is submitted within fifteen (15) days of communication of the decision in dispute. If the Referee changes the decision in dispute the $150 will be returned to the person who requested the Reference, otherwise the deposit will be added to the Settlement Amount. Complete information on requesting a Reference may be found in the Distribution Plan available at www.southwesternclassaction.com.
TO MAKE A CLAIM FOR COMPENSATION
To receive compensation, each Class Member must submit a completed Claim Form and supporting documents, on or before 5:00 pm eastern time on •. The Claim Form is available at www.southwesternclassaction.com or by calling the Administrator at •.
The Claim Form should be submitted by using the secure Online Claims System at www.southwesternclassaction.com. You should submit a paper Claim Form only if you do not have a computer with a connection to the internet.
The paper Claim Form may be sent by mail or courier to:

Administrator, Southwestern Class Action

•

or by fax to:	•
If you fail to submit a Claim Form and the supporting documents, on or before 5:00 pm eastern time on •, you will not receive any part of the net settlement monies.
TO OPT OUT OF THE CLASS ACTION
All Class Members will be bound by the terms of the settlement, unless they opt out. Any Class Member who does not wish to participate in the settlement must opt out of the class action by sending a completed Opt-Out Form on or before • at 5:00 pm eastern time by mail or courier to:

Administrator, Southwestern Class Action

•

or by fax to:	•
If you are a resident of Québec (other than the Excluded Québec Members as defined in the Settlement Agreement) and wish to opt out of the class, you must, in addition to the above, send a complete copy of your Opt-Out Form to the Clerk of the Québec Court, at the following address: The Québec Superior Court, Québec City Court House, 300, boul. Jen-Lesage, Québec City, Québec, G1K 8K6 (Court File No.: 200-06-000085-079).
The Opt-Out Form is available at www.southwesternclassaction.com or by calling •.
ADMINISTRATION COSTS AND CLASS COUNSEL FEES
The costs of Administration in the amount of $• and Class Counsel Fees in the amount of $• will be paid from the $15.5 million.
PERSONAL LEGAL ADVICE
Class Members who seek the advice or guidance of their personal lawyers do so at their own expense.
INTERPRETATION
This Notice is a summary of the Approval Orders. If there is a conflict between the provisions of this Notice and the terms of the Approval Orders, the Approval Orders will prevail.

INQUIRIES
If you need help, or are having difficulty with the Online Claims Process, or if you do not have access to a computer, or if you prefer not to register Online, you may telephone:
The Claims Administration Help Line
•
This notice has been approved by Justice John Brockenshire of the Superior Court of Justice for Ontario,
• of the Supreme Court of British Columbia and • of the Québec Superior Court.
Questions about this notice should NOT be directed to the courts.

Schedule “3” (Judgement)

SOUTHWESTERN CLASS ACTION - OPT-OUT FORM: PAGE 1 OF 2

INSTRUCTIONS

- Complete this Opt-Out Form only if you wish to be excluded from participating in the Southwestern Class Action.
- Do not complete this Opt-Out Form if you wish to claim compensation from the $15,500,000 Settlement.
- The completed and signed Opt-Out Form and required supporting documents must be received by the Administrator, Southwestern Class Action Settlement, on or before ●. The Opt-Out Form must be submitted by pre-paid mail, courier or fax addressed to the Administrator, Southwestern Class Action Settlement, at ● (fax ●).
- If you are a resident of Québec (other than the Excluded Québec Members as defined in the Settlement Agreement) and wish to opt out of the class, you must also file a copy of the Opt-Out Form with the Clerk of the Québec Superior Court, on or before ●, by mailing the copy to: The Québec Superior Court, Québec City Court House, 300, boul. Jen-Lesage, Québec City, Québec G1K 8K6 (Court File No.: 200-06-000085-079).
- You should attach to your Opt-Out Form a list summarizing all supporting documents which are being submitted with the Opt-Out Form.
- Keep a copy of the completed Opt-Out Form and all supporting documents for your records.

1. Did you purchase or acquire securities of Southwestern Resources Corp. ("SWR") in the period from December 3, 2002 to and including July 18, 2007? ☐ YES ☐ NO

IF THE ANSWER IS NO, YOU ARE NOT A CLASS MEMBER AND SHOULD NOT COMPLETE THIS OPT-OUT FORM.

2. Were all of the SWR securities purchased in the period from December 3, 2002 to and including July 18, 2007 held in a Mutual Fund? ☐ YES ☐ NO

IF THE ANSWER IS YES, THE MUTUAL FUND IS THE CLASS MEMBER, YOU ARE NOT A CLASS MEMBER AND YOU SHOULD NOT COMPLETE THIS OPT-OUT FORM.

3. Is the person who purchased or acquired the SWR securities an "Excluded Person"? ☐ YES ☐ NO

IF THE ANSWER IS YES, YOU ARE NOT A CLASS MEMBER AND SHOULD NOT COMPLETE THIS OPT-OUT FORM.

• Record in Box 1 the number of SWR securities held at the close of trading on the Toronto Stock Exchange ("TSX") on December 2, 2002. ***Provide supporting documents.***	Box 1 ☐
• Record in Box 2 the number of SWR securities acquired in the period from December 3, 2002 to and including June 19, 2007. ***Provide supporting documents.***	Box 2 ☐
• Record in Box 3 the number of SWR securities sold in the period from December 3, 2002 to and including June 19, 2007. ***Provide supporting documents.***	Box 3 ☐
• Subtract the number in Box 1 from the number in Box 3, and enter the answer in Box 4.	Box 4 ☐
• If the number in Box 4 is equal to or less than zero, enter the number in Box 2 in Box 5. This is your *first set* of Eligible Shares. If the number in Box 4 is greater than zero, subtract the number in Box 4 from the number in Box 2 and enter the answer in Box 5. This is your *first set* of Eligible Shares. (i.e. Box 2 – Box 4)	Box 5 ☐
• Record in Box 6 the number of SWR securities acquired in the period from June 20, 2007 to and including July 18, 2007 ***Provide supporting documents.***	Box 6 ☐
• Record in Box 7 the number of SWR securities sold in the period from June 20, 2007 to and including July 18, 2007. ***Provide supporting documents.***	Box 7 ☐
• If the number in Box 4 is equal to or less than zero, add the number in Box 3 to the number in Box 7 and enter the answer in Box 8. If the number in Box 4 is greater than zero, do not fill Boxes 8 or 9, but proceed to, and follow, the instructions for Box 10 below.	Box 8 ☐
• Subtract the number in Box 1 from the number in Box 8 and enter the answer in Box 9. (i.e. Box 8 – Box 1)	Box 9 ☐
• If you filled Boxes 8 and 9 above, subtract the number in Box 5 from the number in Box 9 and enter the answer in Box 10. (i.e. Box 9 – Box 5) If you did not fill Boxes 8 and 9 above, subtract the number in Box 5 from the number in Box 7 and enter the answer in Box 10. (i.e. Box 7 – Box 5)	Box 10 ☐
• If the number in Box 10 is equal to or less than zero, enter the number in Box 6 in Box 11. This is your *second set* of Eligible Shares. If the number in Box 10 is greater than zero, subtract the number in Box 10 from the number in Box 6 and enter the answer in Box 11. This is your *second set* of Eligible Shares. (i.e. Box 6 – Box 10)	Box 11 ☐
• Add the number in Box 5 to the number in Box 11, and enter the answer in Box 12. This is your *total* number of Eligible Shares.	Box 12 ☐

IF THE NUMBER OF ELIGIBLE SHARES IN BOX 12 IS NOT GREATER THAN ZERO, YOU ARE NOT A CLASS MEMBER AND SHOULD NOT SUBMIT THIS OPT-OUT FORM.

SOUTHWESTERN CLASS ACTION - OPT-OUT FORM: PAGE 2 OF 2

Current legal name, address and contact information of the person who purchased or acquired the Eligible Shares:

Name: ______________________	Phone: (____) _____-______________
Address: ______________________	Fax: (____) _____-______________
City/Town: ______________________	Mobile: (____) _____-______________
Province/State: ______________________	Email: __________@______________
Postal/Zip code: ______________________	
Country: ______________________	

Certification:
By signing below:

- I certify that I do not wish to participate in the Southwestern Class Action. I understand that by opting out, I will not receive any part of the $15,500,000 Settlement.
- I certify that I am the person who is opting out or that I have the authority to complete this Opt-Out Form on behalf of the person opting out.
- I certify that all required details of all holdings of SWR securities on December 2, 2002 and all purchases, acquisitions, sales or dispositions of SWR securities in the period from December 3, 2002 to and including July 18, 2007, have been disclosed in this Opt-Out Form.
- I acknowledge and agree that the Administrator may disclose all information relating to this opt-out to the Courts and the lawyers for the parties in the Southwestern Class Action.
- I certify that the information provided and the representations made in this Opt-Out Form are true and correct to the best of my knowledge, information and belief.

Date form signed:	**Signature:**
______________________ **(year/month/day)**	______________________

If the person signing this Opt-Out Form is not the person opting out, indicate below the relationship between the person signing this Opt-Out Form and the person opting out.

- ☐ Signing Officer
- ☐ Partner
- ☐ Trustee
- ☐ Successor
- ☐ Agent
- ☐ Lawyer
- ☐ Other: Please specify ______________________

Provide the documents evidencing the authority to sign on behalf of the person opting out.

Provide full name, current address and contact information of the person who signed above (if different than recorded on page 1)

Name: ______________________	Phone: (____) _____-______________
Address: ______________________	Fax: (____) _____-______________
City/Town: ______________________	Mobile: (____) _____-______________
ProvState: ______________________	Email: __________@______________
Postal/Zip code: ______________________	
Country: ______________________	

SWR Opt-Out Form re-formatted July 23, 2008

CLAIM FORM — PAPER VERSION
SCHEDULE “4” (JUDGMENT)

SIGNATURE OF PERSON CERTIFYING THIS CLAIM FORM:

CLAIM FORM — PAPER VERSION

SOUTHWESTERN CLASS ACTION
CLAIM FORM – PAGE 2 OF 7

Please note that the answers to some of the following calculations may be a negative number.

•	Record in Box 1 the number of SWR securities held at the close of trading on the Toronto Stock Exchange ("TSX") on December 2, 2002. ***Provide supporting documents.***	Box 1
•	Record in Box 2 the number of SWR securities acquired in the period from December 3, 2002 to and including June 19, 2007. ***Provide supporting documents.***	Box 2
•	Record in Box 3 the number of SWR securities sold in the period from December 3, 2002 to and including June 19, 2007. ***Provide supporting documents.***	Box 3
•	Subtract the number in Box 1 from the number in Box 3, and enter the answer in Box 4.	Box 4
•	If the number in Box 4 is equal to or less than zero, enter the number in Box 2 in Box 5. This is your *first set* of Eligible Shares. If the number in Box 4 is greater than zero, subtract the number in Box 4 from the number in Box 2 and enter the answer in Box 5. This is your *first set* of Eligible Shares. (i.e. Box 2 – Box 4)	Box 5
•	Record in Box 6 the number of SWR securities acquired in the period from June 20, 2007 to and including July 18, 2007 ***Provide supporting documents.***	Box 6
•	Record in Box 7 the number of SWR securities sold in the period from June 20, 2007 to and including July 18, 2007. ***Provide supporting documents.***	Box 7
•	If the number in Box 4 is equal to or less than zero, add the number in Box 3 to the number in Box 7 and enter the answer in Box 8. If the number in Box 4 is greater than zero, do not fill Boxes 8 or 9, but proceed to, and follow, the instructions for Box 10 below.	Box 8
•	Subtract the number in Box 1 from the number in Box 8 and enter the answer in Box 9. (i.e. Box 8 – Box 1)	Box 9
•	If you filled Boxes 8 and 9 above, subtract the number in Box 5 from the number in Box 9 and enter the answer in Box 10. (i.e. Box 9 – Box 5) If you did not fill Boxes 8 and 9 above, subtract the number in Box 5 from the number in Box 7 and enter the answer in Box 10. (i.e. Box 7 – Box 5)	Box 10
•	If the number in Box 10 is equal to or less than zero, enter the number in Box 6 in Box 11. This is your *second set* of Eligible Shares. If the number in Box 10 is greater than zero, subtract the number in Box 10 from the number in Box 6 and enter the answer in Box 11. This is your *second set* of Eligible Shares. (i.e. Box 6 – Box 10)	Box 11
•	Add the number in Box 5 to the number in Box 11, and enter the answer in Box 12. This is your *total number* of Eligible Shares.	Box 12

IF THE TOTAL NUMBER OF ELIGIBLE SHARES IN BOX 12 IS NOT GREATER THAN ZERO, YOU ARE NOT A CLASS MEMBER AND SHOULD NOT SUBMIT THIS CLAIM FORM.

SIGNATURE OF PERSON CERTIFYING THIS CLAIM FORM:

CLAIM FORM — PAPER VERSION

SOUTHWESTERN CLASS ACTION
CLAIM FORM – PAGE 3 OF 7

CLAIM FORM – PART 2

Current legal name, address and contact information of the person who purchased or acquired the Eligible Shares:

Name:	______________________	Phone:	(_____) _____-__________
Address:	______________________	Fax:	(_____) _____-__________
City/Town:	______________________	Mobile:	(_____) _____-__________
Province/State:	______________________	Email:	__________@__________
Postal/Zip code:	______________________		
Country:	______________________		

Which of the following best describes the Claimant?

☐ INDIVIDUAL ☐ JOINT PURCHASER ☐ PARTNERSHIP ☐ CORPORATION
☐ TRUSTEE IN BANKRUPTCY ☐ BENEFICIARY OF A TRUST ☐ EXECUTOR
☐ OWNER OF RRSP, RRIF, LIF OR RESP ☐ MUTUAL FUND
☐ OTHER (Please specify________________________________)

NOTE: **If the Claimant purchased SWR securities in more than one capacity, for example, personally and in an RRSP, a separate Claim Form is required for purchases in each capacity.**

If the Clamant is an INDIVIDUAL:

			YEAR	MONTH	DAY
Is this individual deceased?	☐ YES ☐ NO	Date of Death:			

If the Claimant is a JOINT PURCHASER:

			YEAR	MONTH	DAY
Joint Purchaser #1 – Name:					
Is this individual deceased?	☐ YES ☐ NO	Date of Death:			
Joint Purchaser #2 – Name:			YEAR	MONTH	DAY
Is this individual deceased?	☐ YES ☐ NO	Date of Death:			

If the Claimant is a TRUST:

Who is the Trustee?	Who are the beneficiaries?
Were any of the beneficiaries, at any time, Excluded Persons?	☐ YES ☐ NO

IF THE ANSWER IS YES, THE CLAIMANT IS NOT A CLASS MEMBER AND SHOULD NOT COMPLETE THIS CLAIM FORM.

If the Claimant is a CORPORATION:

Was any shareholder who held 10% or more of the corporation's shares, at any time, an Excluded Person?	☐ YES ☐ NO

IF THE ANSWER IS YES, THE CLAIMANT IS NOT A CLASS MEMBER AND SHOULD NOT COMPLETE THIS CLAIM FORM.

SIGNATURE OF PERSON CERTIFYING THIS CLAIM FORM:

CLAIM FORM — PAPER VERSION

SOUTHWESTERN CLASS ACTION
CLAIM FORM – PAGE 4 OF 7

If the Claimant is a PARTNERSHIP:

Were any of the partners, at any time, Excluded Persons? ☐ YES ☐ NO

*IF THE ANSWER IS **YES**, THE CLAIMANT IS NOT A CLASS MEMBER AND SHOULD NOT COMPLETE THIS CLAIM FORM.*

If the Claimant is an owner of a RRSP or RRIF or LIF or RESP:

Describe the type of Account for these holdings:		☐ RRSP ☐ RRIF ☐ LIF ☐ RESP
Plan number:	Account number:	Social Insurance or other tax identification number:

Name of Financial Institution where this Account/Plan is held:

Address of Financial Institution:

City or Town	Province Or State	Postal or Zip Code	Country

Phone Number

Fax Number

Does the Claimant's right to assert this claim come from some other person or entity, for example, by transfer or assignment of the SWR securities? ☐ YES ☐ NO

*IF THE ANSWER IS **YES**, PROVIDE DETAILS OF THESE ACQUIRED RIGHTS IN THE SPACE PROVIDED BELOW:*

NOTE: **Provide the documents evidencing these acquired rights.**

Did the Claimant make an assignment in bankruptcy after the purchase or acquisition of the SWR securities? ☐ YES ☐ NO

*IF THE ANSWER IS **YES**, PROVIDE DETAILS OF THE ASSIGNMENT INCLUDING DATE OF ASSIGNMENT, AND NAME AND ADDRESS OF TRUSTEE IN THE SPACE PROVIDED BELOW:*

NOTE: **Provide the documents evidencing this assignment.**

SIGNATURE OF PERSON CERTIFYING THIS CLAIM FORM:

CLAIM FORM — PAPER VERSION

SIGNATURE OF PERSON CERTIFYING THIS CLAIM FORM:

CLAIM FORM — PAPER VERSION

SOUTHWESTERN CLASS ACTION
CLAIM FORM – PAGE 6 OF 7

CLAIM FORM PART 4

Claimant Certifications:

By signing below, I certify that:

1. I am the Claimant or I have the authority to submit this claim on behalf of the Claimant.
2. The Claimant did not opt out of this class action and the Claimant is not an Excluded Person.
3. The Claimant has not previously settled its claim in respect of the purchase, acquisition, sale and disposition of the SWR securities particularized in this claim.
4. The Claimant has not submitted and will not submit another claim seeking to recover for the purchase, acquisition, sale and disposition of SWR securities included in this claim.
5. I do not know of another claim being submitted to the Administrator for the purchase, acquisition, sale and disposition of SWR securities included in this claim.
6. The Claimant has disclosed all holdings, purchases, acquisitions, sales, dispositions, transfers, assignments and/or any other transmission of interest relevant to the SWR securities particularized in this claim.
7. The Claimant acknowledges and agrees that the Administrator may disclose all information relating to this claim to the Courts, Class Counsel and the Referee.
8. By signing this form, I certify that the information provided and the representations made in this claim are true and correct to the best of my knowledge, information and belief and are made as if sworn under oath.

Date form signed:	**Signature:**
______________________________ **(year/month/day)**	______________________________

If the person signing this Claim Form is not the Claimant, indicate below the relationship between the person signing this Claim Form and the Claimant.

☐ Signing Officer ☐ Partner ☐ Trustee ☐ Successor

☐ Agent ☐ Lawyer ☐ Other: Please specify ____________________

Provide the documents evidencing the authority to sign on behalf of the person opting out.

Provide full name, current address and contact information of the person who signed above
(if different than recorded on page 1)

Name:	______________________	Phone:	(_____) _____-__________
Address:	______________________	Fax:	(_____) _____-__________
City/Town:	______________________	Mobile:	(_____) _____-__________
ProvState:	______________________	Email:	__________@__________
Postal/Zip code:	______________________		
Country:	______________________		

In this space, list all supporting documents provided with this Claim Form:
(if additional space is required, the list may be attached as a separate sheet)

SIGNATURE OF PERSON CERTIFYING THIS CLAIM FORM:

CLAIM FORM — PAPER VERSION

SIGNATURE OF PERSON CERTIFYING THIS CLAIM FORM:

Schedule “C” (Settlement Agreement)
DISTRIBUTION PLAN
THE DEFINED TERMS
1.	For the purposes of this Plan, the definitions set out in the Settlement Agreement, except as modified herein, apply to and are incorporated into this Plan and, in addition, the following definitions apply:
(a)	“Acquisition Expense” means the total monies paid by the Claimant (including brokerage commissions) to acquire Eligible Shares;

(b)	“Authorized Claimant” means a Class Member who: (i) submitted a properly completed Claim Form and all required supporting documentation to the Administrator; (ii) suffered a Net Loss; and (iii) the Administrator has determined is eligible to receive a Distribution from the Compensation Fund;

(c)	“Claimant” means a person who files a Claim Form on or before the Claims Bar Deadline;

(d)	“Compensation Fund” means the Settlement Amount less Class Counsel Fees and the Administration Expenses;

(e)	“Database” means the web-based database in which the Administrator stores information received from the Defendants and/or acquired through the claims process;

(f)	“Distribution” means payment to Authorized Claimants in accordance with this Plan, the Settlement Agreement and any order of the Courts;

(g)	“Distribution List” means a list containing the name and address of each Authorized Claimant, the calculation of his/her/its Net Loss and the calculation of the Authorized Claimant’s pro rata share of the Compensation Fund;

(h)	“Distribution Proceeds” means the total proceeds paid to the Claimant (without deducting any commissions paid in respect of the dispositions) in consideration of the sale of all of his/her/its Eligible Shares; provided however that, with respect to any Eligible Shares that the Claimant continues to hold, they shall be deemed to have been disposed of for an amount equal to the number of Eligible Shares still held, multiplied by the difference between the average price per security paid for those Eligible Shares (including any commissions paid in respect thereof determined on a per security basis) and $2.61;

(i)	“Eligible Shares” means Shares purchased or acquired during the Class Period;

(j)	“FIFO” means the principle of first-in first-out, wherein securities are deemed to be sold in the same order that they were purchased (i.e. the first securities purchased are deemed to be the first sold); and which requires, in the case of a Claimant who held Shares at the commencement of the Class Period, that those Shares be deemed to have been sold completely before Eligible Shares are sold;

(k)	“Net Loss” means that the Claimant’s Disposition Proceeds are less than the Claimant’s Acquisition Expense; and is the difference between: (1) the Claimant’s Acquisition Expense; and (2) the Claimant’s Disposition Proceeds;

(l)	“Nominal Entitlement” means an Authorized Claimant’s nominal damages as calculated pursuant to the formula set forth herein, and which forms the basis upon which each Authorized Claimant’s pro rata share of the Compensation Fund is calculated;

(m)	“Reference” means the procedure by which a Claimant who disagrees with the Administrator’s decision relating to eligibility for compensation, the determination of the number of Eligible Shares, or the amount of the Net Loss, may appeal the Administrator’s decision and have it reviewed by the Referee; and

(n)	“Website” means the website at www.southwesternclassaction.com.
THE OVERVIEW
2.	The Plan contemplates a determination of eligibility and an allocation and Distribution to each Authorized Claimant of a share of the Compensation Fund calculated as the ratio of his/her/its Nominal Entitlement to the total Nominal Entitlement of all Authorized Claimants multiplied by the amount of the Compensation Fund. An Authorized Claimant will be eligible to participate in the Distribution of the Compensation Fund only if he, she or it has a Net Loss on the disposition of Eligible Shares.
3.	For the purposes of determining the amount an Authorized Claimant may recover pursuant to this Settlement, the Plan reflects the Plaintiffs’ damages theory, namely, that the Share value was artificially inflated by the misrepresentation that the reported results of SWR’s Boka exploration activities were accurate and could be relied upon by investors, and that several subsequent releases acted to reduce the inflation of the Share value namely:
(a)	on June 18, 2007, SWR issued a press release announcing a delay in release of the Boka pre-feasibility study and on June 19, 2007, SWR issued a press release announcing the sudden and immediate resignation of SWR’s President and CEO John Paterson. SWR’s Share value declined over the 10 trading days following these disclosures; and

(b)	on July 19, 2007, SWR issued a press release disclosing unspecified deficiencies in SWR’s control procedures for the Boka project, and announcing the withdrawal of all previously announced results for the Boka project. SWR’s Share value experienced a significant decline over the 10 trading days following this disclosure.
GENERAL PRINCIPLES OF THE ADMINISTRATION
4.	The administration to be established shall:
(a)	implement and conform to the Plan;

(b)	employ secure, paperless, web-based systems with electronic registration and record keeping, wherever practical; and

(c)	be bilingual in all respects and include a bilingual website and a bilingual toll-free telephone help service to be operated by live operators at times that accommodate access by potential members of the Class across Canada.

THE ADMINISTRATOR
5.	The Administrator shall have such powers and rights reasonably necessary to discharge its duty and obligation to implement and administer the Escrow Account and the Plan in accordance with their terms, subject to the direction of the Courts.
THE ADMINISTRATOR’S DUTIES AND RESPONSIBILITIES
6.	The Administrator shall administer the Plan under the oversight and direction of the Courts and act as trustee in respect of the monies held within the Escrow Account upon receipt from Siskinds LLP.
7.	The Administrator shall, wherever practical, develop, implement and operate an administration system utilizing web-based technology and other electronic systems for the following:
(a)	receipt of Defendants’ data, via Computershare Limited or via Broadridge Financial Solutions, Inc. concerning the identity and contact information of registered holders or beneficial owners of Shares, respectively;

(b)	class notification, as required;

(c)	opt-out recording, analysis and reporting;

(d)	claim filing and document collection;

(e)	claim evaluation, analysis, and Reference procedures;

(f)	distribution analysis and Distributions;

(g)	cy près award distribution, if any, and reporting thereon;

(h)	Administration Expense payments; and

(i)	cash management, audit control and reporting thereon.
8.	The Administrator’s duties and responsibilities shall include the following:
(a)	recording, analyzing, determining the validity of and reporting in respect of opt-outs;

(b)	if practicable, providing any person who submits an Opt-Out Form prior to the Opt-Out Deadline, but whose Opt-Out Form is not properly completed or does not include some of the required supporting documentation, an opportunity to remedy any deficiency therewith;

(c)	receiving the monies in the Escrow Account from Siskinds LLP and investing them in trust in accordance with the Settlement Agreement;

(d)	preparing any protocols required for submission to and approval of the Courts;

(e)	providing the hardware, software solutions and other resources necessary for an electronic web-based bilingual claims processing centre to function in a commercially reasonable manner;

(f)	providing, training and instructing personnel in such reasonable numbers as are required for the performance of its duties in the most expedient, commercially reasonable manner;

(g)	instituting a tracing process to locate a current address for those Class Members whose Second Notice is returned to Class Counsel “address unknown,” and re-mailing the Second Notice, at least forty five (45) days prior to the Claims Bar Deadline, to those Class Members for whom the tracing process provides a new mailing address, and who have not yet filed a Claim Form;

(h)	developing, implementing and operating electronic web-based systems and procedures for receiving, processing, evaluating and decision making respecting the claims of Class Members, including making all necessary inquiries to determine the validity of such claims;

(i)	if practicable, providing any Claimant whose Claim Form is not properly completed or does not include some of the required supporting documentation, an opportunity to remedy the deficiency as stipulated in the Settlement Agreement;

(j)	making timely assessments of eligibility for compensation and providing prompt notice thereof;

(k)	making Distributions from the Compensation Fund in a timely fashion;

(l)	dedicating sufficient personnel to communicate with a Claimant in either English or French as the Claimant elects;

(m)	using its best efforts to ensure that its personnel provide timely, helpful and supportive assistance to Claimants in completing the claims application process and in responding to inquiries respecting claims;

(n)	preparing for, attending and defending its decisions at all References;

(o)	distributing and reporting on any cy près awards;

(p)	making payments of Administration Expenses;

(q)	maintaining a database with all information necessary to permit the Courts to evaluate the progress of the administration, as may, from time to time, be required;

(r)	reporting to the Courts respecting claims received and administered, and Administration Expenses; and

(s)	preparing such financial statements, reports and records as directed by the Courts.

9.	The costs of giving the notices required pursuant to the Approval Orders and the Plan are not to be paid by the Administrator from its fee.
THE OPT-OUT PROCEDURE
10.	Each Class Member who wishes to opt out must submit a properly completed Opt-Out Form along with all required supporting documents as follows:
(a)	in the case of persons resident outside of Québec and the Exempt Québec Members, to the Administrator, on or before the Opt-Out Deadline; and

(b)	in the case of persons resident in Québec, other than the Exempt Québec Members, to the Clerk of the Québec Court and to the Administrator, in both cases, on or before the Opt-Out Deadline.
11.	In order to remedy any deficiency in the completion of the Opt-Out Form, the Administrator may require and request that additional information be submitted by a Class Member who submits an Opt-Out Form, and that such Class Members shall have until the Opt-Out Deadline to respond to such request.
12.	If a Class Member fails to submit a properly completed Opt-Out Form and/or all required supporting documents to the Administrator or fails to remedy any deficiency by the Opt-Out Deadline, the Class Member shall not have opted out of the Actions, subject to any order of the Courts to the contrary, but will in all other respects be subject to, and bound by, the provisions of the Settlement Agreement and the releases contained therein.

13.	The Opt-Out Deadline shall not be extended unless the Courts order otherwise.
14.	The Excluded Persons are not Class Members and therefore cannot opt out of the Actions.
15.	Class Members who opt out shall be excluded from any and all rights and obligations arising from the Settlement. Except as provided in paragraph 16, Class Members who do not opt out have elected to participate in the Settlement regardless of whether the Class Member files a Claim Form.
16.	Québec Class Members who have commenced proceedings, or who commence proceedings against any Releasee regarding the Released Claims after the date the Settlement Agreement is executed, but who fail to discontinue such proceedings by the Opt-Out Deadline, shall be deemed to have opted out.
THE CLAIMS PROCEDURE
17.	The Administrator shall, in accordance with the Settlement Agreement and Plan, determine the eligibility of Claimants for compensation, the amount of compensation to which each Claimant is entitled, and shall distribute the Compensation Fund to Authorized Claimants subject to the terms and conditions set out herein.

18.	In order to be eligible to participate in the Distribution of the Compensation Fund, a Class Member must submit to the Administrator, on or before the Claims Bar Deadline, a completed Claim Form and the required supporting documents.
19.	The required supporting documentation which a Claimant must submit to the Administrator will include:
(a)	trading account statements, trade confirmation slips or other evidence confirming the number of Shares held at the close of trading on the last trading day prior to the commencement of the Class Period, namely, December 2, 2003.

(b)	trading account statements, trade confirmation slips or other evidence confirming the number of Shares acquired during the Class Period, the date(s) upon which such Shares where acquired, and the acquisition price(s) including commissions paid in respect thereof, if applicable;

(c)	trading account statements, trade confirmation slips or other evidence confirming the number of Shares disposed of during the Class Period and/or during the 10 day period commencing on July 19, 2007 through and including August 1, 2007, the date(s) upon which such Shares were disposed of, and the disposition price(s) excluding commissions paid in respect thereof, if applicable;

(d)	trading account statements, trade confirmation slips or other evidence confirming the current retention of Shares purchased during the Class Period;

(e)	if the Claimant is acting in a representative capacity, documents that confirm his/her/its authority to act on behalf of the Class Member beneficiary, such as letters probate, letters of administration or other document evidencing authority to act.

20.	In order to remedy any deficiency in the completion of a Claim Form, the Administrator may require and request that additional information be submitted by Claimants. Such Claimants shall have thirty (30) days from the date of the communication or correspondence to rectify the deficiency. Any person who does not respond to such a request for information within the thirty (30) day period, or prior to the Claims Bar Deadline which ever is later, shall be forever barred from receiving any payments pursuant to the Settlement, subject to any order of the Courts to the contrary, but will in all other respects be subject to, and bound by, the provisions of the Settlement Agreement and the releases contained herein.
21.	Any Class Member who does not submit a Claim Form and required supporting documentation with the Administrator on or before the Claims Bar Deadline will not be permitted to participate in the Distribution without permission of the Courts. The Administrator will not accept or process any Claim Form received after the Claims Bar Deadline unless directed to do so by the Courts.
22.	The Administrator shall cause the information in the Database to be posted and accessible at the settlement Website.
23.	Information in the Database concerning a claim shall be accessible to the Claimant electronically. Each Claimant shall be supplied with a personal user identification name and personal password that will permit the Claimant to access only his/her/its own information in the Database.

24.	The Administrator may deal with Claimants in a manner that is not through an electronic medium as and when it determines that such a step is feasible and/or necessary. However, in all cases the information acquired concerning Claimants shall be entered into the Database.
25.	Once a Claim Form and required supporting documentation is received by the Administrator, the Administrator shall:
(a)	determine the number of Eligible Shares;

(b)	decide whether the Claimant is eligible to participate in the Distribution taking into account whether the Claimant has sustained a Net Loss from his/her/its Eligible Share transactions;

(c)	determine the number of Shares the Claimant held at the commencement of the Class Period;

(d)	calculate the Claimant’s Nominal Entitlement;

(e)	if the total value of the Nominal Entitlements of all Authorized Claimants exceeds the settlement monies, calculate the amount of the Claimant’s pro rata share of the Compensation Fund; and

(f)	depending upon the value of all valid claims for compensation, prejudgment interest up to a cap of 4%.
26.	A decision of the Administrator in respect of a claim and any Claimant’s entitlement to participate in or a share of the Distribution, subject to the Claimant’s right to elect to refer the decision to the Referee for review, will be final and binding upon the Claimant and the Administrator.

CALCULATION OF NET LOSS
27.	Following the determination of the number of each Claimant’s Eligible Shares, the Administrator shall determine whether each Claimant sustained a Net Loss in order to be eligible to receive a Distribution from the Compensation Fund.
28.	A Claimant’s Net loss shall be an amount equal to the difference between the Claimant’s Acquisition Expense; and the Claimant’s Disposition Proceeds.
CALCULATION OF COMPENSATION
29.	Each Authorized Claimant will be paid a portion of the Compensation Fund calculated as the ratio of his/her/its Nominal Entitlement to the total Nominal Entitlement of all Authorized Claimants multiplied by the amount of the Compensation Fund.
30.	The Administrator will apply FIFO to distinguish the sale of Shares held at the beginning of the Class Period from the sale of Eligible Shares, and will then apply the applicable formula, as stipulated further below, to the sale of Eligible Shares.
31.	An Authorized Claimant’s Recognized Claim will be calculated as follows:
A.	For Eligible Shares disposed of on or between June 20 and July 4, 2007, the Nominal Entitlement shall be an amount equal to the difference between the average price paid for the Eligible Shares thus disposed of (including any commissions paid in respect thereof) and the price received upon the disposition of those Eligible Shares (without deducting any commissions paid in respect of the disposition).

B.	For Eligible Shares disposed of on or between July 5 and July 18, 2007, the Nominal Entitlement shall be the lesser of:
(a)	an amount equal to the difference between the average price paid for the Eligible Shares thus disposed of (including any commissions paid in respect thereof) and the price received upon the disposition of those Eligible Shares (without deducting any commissions paid in respect of the disposition);and

(b)	an amount equal to the number of Eligible Shares thus disposed of, multiplied by the difference between the average price per security paid for those Eligible Shares (including any commissions paid in respect thereof determined on a per security basis) and $5.82 [being the 10 trading day volume weighted average price of securities from June 20 to July 4, 2007].
C.	For Eligible Shares disposed of on or between July 19 and August 1, 2007 the Nominal Entitlement shall be an amount equal to the difference between the average price paid for the Eligible Shares thus disposed of (including any commissions paid in respect thereof) and the price received upon the disposition of those Eligible Shares (without deducting any commissions paid in respect of the disposition);

D.	For Eligible Shares disposed of after the close of trading on August 1, 2007, the Nominal Entitlement shall be the lesser of:

(a)	an amount equal to the difference between the average price paid for the Eligible Shares thus disposed of (including any commissions paid in respect thereof) and the price received upon the disposition of those Eligible Shares (without deducting any commissions paid in respect of the disposition), calculated taking into account the result of hedging or other risk limitation transactions; and

(b)	an amount equal to the number of Eligible Shares thus disposed of, multiplied by the difference between the average price per security paid for those Eligible Shares (including any commissions paid in respect thereof determined on a per security basis) and $2.61 [being the 10 trading day volume weighted average price of securities from July 19 to August 1, 2007].
E.	For any Eligible Shares which have not been disposed of the Nominal Entitlement shall be an amount equal to the number of Eligible Shares still held, multiplied by the difference between the average price per security paid for those Eligible Shares (including any commissions paid in respect thereof determined on a per security basis) and $2.61 [being the 10 trading day volume weighted average price of securities from July 19 to August 1, 2007].

F.	No Nominal Entitlement shall be available for any Eligible Shares disposed of prior to June 20, 2007 or, in the case of Eligible Shares purchased during the period from June 20 to July 18, 2007, disposed of prior to July 19, 2007.
32.	Once the Administrator determines a Claimant’s Authorized Claimant status, the respective number of his, her or its Eligible Shares; his, her or its Net Loss and his her or

its pro rata share of the Compensation Fund, the Administrator shall advise the Claimant of the Administrator’s decision by posting its decision on the Website accessible to the Claimant by personal identification name and personal password.
THE REFEREE
33.	The Referee shall have such powers and rights as are reasonably necessary to discharge her duty and obligation to finally decide all reviews of the Administrator’s decisions arising under the Plan in a summary manner.
34.	The Referee shall establish and employ a summary procedure to review any disputes arising from a decision of the Administrator, and may enter into such mediation and arbitration proceedings as the Referee may deem necessary.
35.	All decisions of the Referee shall be in writing and shall be final and conclusive and there shall be no appeal therefrom whatsoever.
THE PROCEDURE FOR REFERENCES
36.	If a Claimant disagrees with the Administrator’s decision relating to eligibility to participate or share in the Distribution, the determination of the number of Eligible Shares, or the amount of the Net Loss, a Claimant may elect a Reference by the Referee by delivering a written election for review to the Administrator within fifteen (15) days of receipt of the Administrator’s decision.

37.	The election for a Reference must set out the basis for the disagreement with the Administrator’s decision and attach all documents relevant to the review which have not previously been delivered to the Administrator. This election for a Reference must be accompanied by a certified cheque or money order, payable to the Administrator, in the amount of $150.
38.	Upon receipt of an election for a Reference, the Administrator shall deliver to the Referee a copy of:
(a)	the election for a Reference and accompanying documents;

(b)	the Administrator’s decision on eligibility, the number of Eligible Shares and its calculation of the Nominal Entitlement, as applicable; and

(c)	the Claim Form and supporting documents.
39.	The Referee will carry out the Reference in the least expensive, most summary manner possible. The Referee will provide all necessary procedural directions and the review will be in writing unless the Referee provides different directions.
40.	The Administrator shall participate in the process established by the Referee to the extent directed by the Referee.
41.	The Referee shall deliver a written decision to the Claimant and the Administrator. If the Referee disturbs the Administrator’s decision relating to eligibility to participate or share in the Distribution, the number of Eligible Shares or Net Loss, the Administrator shall return the $150 deposit to the Claimant. If the Referee does not disturb the

Administrator’s decision, the Administrator shall deposit the $150 deposit to the Compensation Fund.
REPORTING TO THE ONTARIO COURT
42.	As soon as practicable after the completion of the claims submission and election for review process, the Administrator will bring a motion for authorization to make Distributions from the Compensation Fund. In support of this motion the Administrator will file the Distribution List with the Ontario Court.
43.	No Distribution shall be made by the Administrator until authorized by the Ontario Court.
44.	The Administrator may make interim Distributions if authorized by the Ontario Court.
45.	Each Authorized Claimant whose name appears on the Distribution List shall comply with any condition precedent to Distribution that the Ontario Court may impose.
DISTRIBUTION TO AUTHORIZED CLAIMANTS
46.	The Administrator shall make Distributions from the Compensation Fund forthwith after receipt of authorization from the Ontario Court to make Distributions to the Authorized Claimants whose names are on the Distribution List.

47.	If the Escrow Settlement Account is in a positive balance after one hundred eighty (180) days from the date of Distribution of the Escrow Settlement Amount (whether by reason of tax refunds, un-cashed cheques or otherwise), the Administrator shall, if feasible, reallocate such balance among those Claimants whose names are on the Distribution List in an equitable and economic fashion. Any balance below CAN$40,000.00 which still remains thereafter shall be donated as follows: 76% to the Small Investor Protection Association and 24% to the Fonds d’Aide. Under no circumstances will any repayment be made to the Contributing Parties.
ADMINISTRATION EXPENSES
48.	The Administrator shall pay the fees, disbursements, taxes and other costs of:
(a)	the Administrator;

(b)	the Referee; and

(c)	such other persons at the direction of the Ontario Court;
out of the Escrow Settlement Amount in accordance with the provisions of the Settlement Agreement, the Approval Orders and any other orders of the Ontario Court.
NO ASSIGNMENT
49.	No amount payable under the Plan may be assigned without the written consent of the Administrator.

ADMINISTRATOR’S FINAL REPORT TO THE COURTS
50.	Upon the conclusion of the administration, or at such other time as the Courts direct, the Administrator shall report to the Courts on the administration and shall account for all monies it has received, administered and disbursed by Distribution or otherwise and may obtain orders from the Courts discharging it as Administrator.

SCHEDULE “D” (SETTLEMENT AGREEMENT)
COLLATERAL AGREEMENT
Effective as of the 5th day of September, 2008
Between
Andrew Stastny
Ronald Martin
André Vézina
and
Southwestern Resources Corp.
John G. Paterson

The Parties agree each with the other that:
1.	The definitions and recitals set out in the Settlement Agreement apply to and are incorporated into this agreement.

2.	The Opt-Out Threshold is • Eligible Shares for the purposes of sections 1(18), 1(51) and 11.1 of the Settlement Agreement.

3.	Each of the Parties agree to keep the contents of this agreement confidential and that this agreement will be disclosed to, but not filed with, the Courts, provided that this agreement may be relied upon for the purposes of section 11.1 of the Settlement Agreement and the limitations expressed herein do not prohibit the reference to this agreement and the Opt-Out Threshold in any materials filed, or submissions made, on the application contemplated in section 11.3(2) of the Settlement Agreement.

4.	This agreement shall be governed by, construed and interpreted in accordance with the laws of the Province of Ontario.

5.	This agreement may be executed in counterparts, all of which taken together will be deemed to constitute one and the same document, and a facsimile signature shall be deemed an original signature for purposes of executing this agreement.
The Plaintiffs and Defendants have executed this agreement as of the dates indicated below.

Andrew Stastny	John G. Paterson

Date:	Date:

Ronald Martin	Southwestern Resources Corp.

Date:	Date:

André Vézina

Date: